Exhibit 99.1

Report to Shareholders for the First Quarter, 2013 www.cibc.com February 28, 2013

Report of the President and Chief Executive Officer

Overview of results

CIBC reported today net income of $798 million for the first quarter ended January 31, 2013, compared with net income of $835 million for the same period last year and $852 million for the prior quarter. Reported diluted earnings per share (EPS) was $1.91, compared with $1.93 a year ago and $2.02 for the prior quarter. Return on common shareholders’ equity for the first quarter was 19.9%.

Excluding items of note listed below, CIBC reported record adjusted net income of $895(1) million for the first quarter, compared with adjusted net income of $833(1) million for the same period last year and $858(1) million for the prior quarter. Adjusted diluted EPS was $2.15(1), compared with adjusted diluted EPS of $1.97(1) a year ago and $2.04(1) for the prior quarter.

Results for the first quarter of 2013 were affected by the following items of note netting to a negative impact of $0.24 per share:

•

$148 million ($109 million after-tax or $0.27 per share) loss from the structured credit run-off business, including the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc.;

•	$16 million ($16 million after-tax or $0.04 per share) gain, net of associated expenses, on the sale of our Hong Kong and Singapore-based private wealth management business; and
•	$5 million ($4 million after-tax or $0.01 per share) amortization of intangible assets.

Effective January 2013, CIBC adopted the Office of the Superintendent of Financial Institution’s (OSFI) revised Capital Adequacy Requirements (CAR) guideline reflecting changes to capital requirements, referred to as Basel III. As a result of the change in methodology, the regulatory capital information at January 31, 2013 is not comparable to prior periods. CIBC’s Basel III Common Equity Tier 1 ratio at January 31, 2013 was 9.6%, and our Tier 1 capital ratio and Total capital ratio were 12.0% and 15.3%, respectively, on an all-in basis.

CIBC’s solid results in the first quarter reflect our strong focus on our clients as well as our underlying business fundamentals. The broad-based performance across our core businesses reflects our first principle which is to be a lower risk bank delivering consistent, sustainable earnings.

Core business performance

Retail and Business Banking reported net income of $611 million for the first quarter, up from $567 million for the same quarter last year.

Revenue of $2.1 billion was up 2% from the first quarter of 2012, primarily due to volume growth across most products, higher fees and wider spreads, partially offset by lower treasury allocations.

Provision for credit losses of $241 million was down $40 million, or 14%, from the same quarter last year due to lower write-offs and bankruptcies in the cards portfolio.

During the first quarter of 2013, our retail and business banking business continued to make progress against our objectives of accelerating profitable revenue growth and enhancing client experience:

•

We launched the CIBC Mobile Payments App, marking another first for CIBC. Our clients now have an ability to make credit card payments using their smartphone, putting them at the leading edge of a market that will grow significantly in 2013 and beyond;

•

CIBC continues to deliver mobile innovations, offering anytime, anywhere access to banking and financial information, with the launch of a new mobile banking app for President’s Choice Financial clients. The new PC Financial Mobile Banking App is compatible with iPhone, iPod touch and iPad, with Android support coming soon;

•	The ongoing conversion of our FirstLine clients into CIBC-branded mortgages continues to exceed our targets;
•	We opened three branches and will open, expand or relocate 23 branches by the end of 2013 to better serve our clients;
•

As the lead sponsor of the CIBC Pan Am and Parapan Am Games, we announced the start of construction for the new CIBC Pan Am and Parapan Am Athletics Stadium at York University. CIBC’s objectives for the Pan Am and Parapan Am Games are to inspire a generation of young athletes, enrich our communities, provide significant opportunities for local businesses and leave behind a sustainable legacy; and

•

To enhance financial literacy, we entered into a new partnership with HGTV’s Income Property and trusted Canadian real estate expert, Scott McGillivray, to reach consumers who want to better equip themselves with financial know-how prior to home purchases or renovations.

Wealth Management reported net income of $90 million for the first quarter, down $10 million or 10% from the same quarter last year. Excluding a gain of $37 million ($35 million after-tax) relating to an equity-accounted investment in the first quarter of 2012, included as an item of note, net income was up $25 million or 38% from the same quarter last year.

Revenue of $432 million was down $3 million or 1% compared to the first quarter of 2012. Excluding the above-mentioned item of note, revenue was up $34 million or 9% from the same quarter last year.

During the first quarter of 2013, our wealth management business continued its progress in support of our strategic priority to build our wealth management platform:

•	Wealth Management has achieved an all-time high of $223 billion in assets under administration as a result of deepening client relationships and sustained sales momentum in our investment solutions;
•	CIBC Investor’s Edge launched a new online interface, providing clients with additional tools and functionality to monitor their investment portfolios;
•	We achieved our strongest quarterly long-term mutual fund net sales results on record with $1.7 billion for the first quarter; and
•

In CIBC Wood Gundy, we continued to invest in our strong technology platform with the launch of the latest portfolio management system to support client relationships through enhanced functionalities and advisor-focused work flow.

Wholesale Banking reported net income of $91 million for the first quarter, down $102 million from the prior quarter. Excluding items of note, which include the settlement related to the Estate of Lehman Brothers Holdings, Inc., adjusted net income was $200(1) million, up $8 million from the prior quarter.

Revenue of $563 million was down $12 million or 2% from the prior quarter, primarily due to lower gains in the structured credit run-off business, partially offset by higher capital markets revenue in fixed income and higher revenue from corporate credit products.

Wholesale Banking had several notable achievements during the first quarter that supported its objective to be the premier client-focused wholesale bank centred in Canada:

•	CIBC acted as lead coordinator for Canada Housing Trust No.1’s $5.0 billion issuance of 1.7% Canada Mortgage Bonds due December 15, 2017;
•	CIBC acted as joint bookrunner on Husky Energy’s $3.2 billion credit facilities;
•

CIBC acted as financial advisor to GDF Suez on the sale of 60% interest in its Canadian renewable generation portfolio to Mitsui & Co. and a consortium led by Fiera Axium Infrastructure with an enterprise value in excess of $2.0 billion;

•	CIBC acted as joint bookrunner on a $700 million bond offering for Reliance LP;
•	CIBC acted as financial advisor to Penn West on the sale of its 11.7% Net Royalty Interest in its Weyburn Oil Unit to Franco-Nevada for $400 million; and
•	CIBC acted as joint bookrunner of Hudson’s Bay Company’s $380 million common share initial public offering.

CIBC delivered solid performance during the first quarter. The investments we are making in our retail and business banking, wealth management and wholesale banking businesses are furthering our strength and positioning us well for the future.

CIBC in our communities

CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter:

•	CIBC Miracle Day raised a record $4.5 million in donated fees and commissions that will support over 450 children’s charities across Canada, and in the U.K. and the U.S.;
•	CIBC’s 2012 United Way campaign raised $11.1 million, marking an increase of 30% over last year’s total of $8.5 million; and
•	The top student fundraisers in the Canadian Breast Cancer Foundation CIBC Run for the Cure Post Secondary Challenge won $2,500 CIBC Education Awards to help pay for their studies.

Gerald T. McCaughey

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.

2	CIBC FIRST QUARTER 2013

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended January 31, 2013, compared with prior quarters. The MD&A should be read in conjunction with our 2012 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of February 27, 2013. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 182 to 185 of our 2012 Annual Report.

External reporting changes	Contents

Basel III	4	First quarter financial highlights	17	Off-balance sheet arrangements

We adopted the Office of the Superintendent of Financial Institution’s (OSFI) revised Capital Adequacy Requirements (CAR) Guideline effective January 2013. The revised CAR Guideline reflects the changes to capital requirements, commonly referred to as Basel III, that have been issued by the Basel Committee on Banking Supervision (BCBS).

	5	Overview	18	Management of risk
	5	Financial results	18	Risk overview
	6	Significant events	18	Credit risk
	6	Outlook for calendar year 2013	23	Market risk
	7	Review of quarterly financial information	26	Liquidity risk
			30	Strategic risk
	8	Non-GAAP measures	30	Insurance risk
	8	Strategic business units overview	30	Operational risk
			31	Reputation and legal risk
	9	Retail and Business Banking	31	Regulatory risk
	10	Wealth Management	31	Environmental risk
	11	Wholesale Banking	32	Accounting and control matters
	14	Corporate and Other
	15	Financial condition	32	Critical accounting policies and estimates
	15	Review of condensed consolidated balance sheet
			34	Controls and procedures
	15	Capital resources

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Overview – Income taxes”, “Overview – Outlook for calendar year 2013”, “Review of quarterly financial information”, “Capital resources”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Management of risk – Operational risk”, and “Accounting and control matters” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2013 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2013” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management models and processes; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC FIRST QUARTER 2013	3

First quarter financial highlights

Unaudited, as at or for the three months ended	2013 Jan. 31	2012 (1) Oct. 31	2012 Jan. 31
Financial results ($ millions)
Net interest income	$1,855	$1,848	$1,842
Non-interest income	1,326	1,311	1,315
Total revenue	3,181	3,159	3,157
Provision for credit losses	265	328	338
Non-interest expenses	1,987	1,829	1,791
Income before taxes	929	1,002	1,028
Income taxes	131	150	193
Net income	$798	$852	$835
Net income attributable to non-controlling interests	$2	$2	$3
Preferred shareholders	25	29	56
Common shareholders	771	821	776
Net income attributable to equity shareholders	$796	$850	$832
Financial measures
Reported efficiency ratio	62.5%	57.9%	56.7%
Adjusted efficiency ratio (2)	56.1%	56.5%	55.3%
Loan loss ratio (3)	0.42%	0.53%	0.54%
Return on common shareholders’ equity	19.9%	21.7%	22.4%
Net interest margin	1.83%	1.83%	1.85%
Net interest margin on average interest-earning assets (4)	2.12%	2.14%	2.16%
Return on average assets (5)	0.79%	0.85%	0.84%
Return on average interest-earning assets (4)(5)	0.91%	0.99%	0.98%
Total shareholder return	7.13%	8.42%	2.78%
Common share information
Per share ($)
- basic earnings	$1.91	$2.02	$1.94
- reported diluted earnings	1.91	2.02	1.93
- adjusted diluted earnings (2)	2.15	2.04	1.97
- dividends	0.94	0.94	0.90
- book value	38.07	37.48	34.31
Share price ($)
- high	84.10	78.56	78.00
- low	76.70	72.97	68.43
- closing	83.20	78.56	76.25
Shares outstanding (thousands)
- weighted-average basic	403,332	405,404	401,099
- weighted-average diluted	403,770	405,844	401,613
- end of period	401,960	404,485	402,728
Market capitalization ($ millions)	$33,443	$31,776	$30,708
Value measures
Dividend yield (based on closing share price)	4.5%	4.8%	4.7%
Reported dividend payout ratio	49.2%	46.4%	46.5%
Adjusted dividend payout ratio (2)	43.7%	46.1%	45.5%
Market value to book value ratio	2.19	2.10	2.22
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$72,656	$70,061	$71,065
Loans and acceptances, net of allowance	251,139	252,732	250,719
Total assets	392,783	393,385	391,449
Deposits	306,304	300,344	296,137
Common shareholders’ equity	15,303	15,160	13,817
Average assets	402,313	401,092	396,122
Average interest-earning assets (4)	347,020	343,840	339,567
Average common shareholders’ equity	15,361	15,077	13,826
Assets under administration (6)	1,429,049	1,445,870	1,364,509
Balance sheet quality measures
Basel III - Transitional basis
Risk-weighted assets (RWA) ($ billions)	$134.8	n/a	n/a
Common Equity Tier 1 ratio	11.5%	n/a	n/a
Tier 1 capital ratio	12.4%	n/a	n/a
Total capital ratio	15.3%	n/a	n/a
Basel III - All-in basis
RWA ($ billions)	$126.4	n/a	n/a
Common Equity Tier 1 ratio	9.6%	n/a	n/a
Tier 1 capital ratio	12.0%	n/a	n/a
Total capital ratio	15.3%	n/a	n/a
Basel II
RWA ($ billions)	n/a	$115.2	$111.5
Tier 1 capital ratio	n/a	13.8%	14.3%
Total capital ratio	n/a	17.3%	18.1%
Other information
Retail / wholesale ratio (2)(7)	78% / 22%	77% / 23%	78% / 22%
Full-time equivalent employees (8)	42,793	42,595	42,181

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current period.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. The provision for credit losses on impaired loans includes provision for: individual allowance; collective allowance on personal, scored small business and mortgages that are greater than 90 days delinquent; and net credit card write-offs.
(4)	Average interest-earning assets include interest-bearing deposits with banks, securities, securities borrowed or purchased under resale agreements, and loans net of allowances.
(5)	Net income expressed as a percentage of average assets or average interest-earning assets.
(6)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon.
(7)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.
(8)	Full-time equivalent employees is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full time units based on actual hours of paid work during a given period.
n/a	Not applicable.

4	CIBC FIRST QUARTER 2013

Overview

Financial results

Reported net income for the quarter was $798 million, compared to $835 million for the same quarter last year and $852 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $1.91, compared to $1.93 for the same quarter last year and $2.02 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $2.15, compared to $1.97 for the same quarter last year and $2.04 for the prior quarter.

Net income was affected by the following items of note:

•

$148 million ($109 million after-tax) loss from the structured credit run-off business, including the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (Wholesale Banking);

•	$16 million ($16 million after-tax) gain, net of associated expenses, on the sale of our Hong Kong and Singapore-based private wealth management business (Corporate and Other); and
•	$5 million ($4 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $28 million, non-interest expenses by $165 million, and decreased income tax expenses by $40 million. In aggregate, these items of note decreased net income by $97 million.

(1)	For additional information, see the “Non-GAAP measures” section.

Net interest income

Net interest income was up $13 million or 1% from the same quarter last year, primarily due to higher trading-related net interest income, wider retail spreads, and volume growth across most retail products, partially offset by lower treasury-related net interest income.

Net interest income was up $7 million from the prior quarter, primarily due to higher trading-related net interest income and wider retail spreads, largely offset by lower treasury-related net interest income.

Non-interest income

Non-interest income was up $11 million or 1% from the same quarter last year, primarily due to higher mutual fund and credit fees, and higher gains net of write-downs on available-for-sale (AFS) securities, partially offset by lower trading income. The current quarter had a gain on sale of the private wealth management business as noted above, while the same quarter last year had a gain relating to an equity-accounted investment in our Wealth Management strategic business unit (SBU), also included as an item of note.

Non-interest income was up $15 million or 1% from the prior quarter. The prior quarter included a loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis, and a gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. (TMX Group) by Maple Group Acquisition Corporation (Maple), both included as items of note. The current quarter had a gain on sale of the private wealth management business as noted above, higher gains net of write-downs on AFS securities, and higher mutual fund fees, partially offset by lower income from our equity accounted investments, and underwriting and advisory fees.

Provision for credit losses

The provision for credit losses was down $73 million or 22% from the same quarter last year. In Retail and Business Banking, provisions were down due to lower write-offs and bankruptcies in the cards portfolio. In Wholesale Banking, provisions were down due to lower losses in the U.S. real estate finance portfolio. In Corporate and Other, provisions were down due to lower losses in CIBC FirstCaribbean International Bank (CIBC FirstCaribbean) and higher net provision reversals related to collective allowance reported in this segment.

The provision for credit losses was down $63 million or 19% from the prior quarter. In Retail and Business Banking, provisions were down due to lower losses in the business lending portfolio. In Wholesale Banking, provisions were down due to lower losses in the exited U.S. leveraged finance portfolio. In Corporate and Other, provisions were up due to higher losses in CIBC FirstCaribbean, and the provision for collective allowance reported in this segment was comparable to the prior quarter.

Non-interest expenses

Non-interest expenses were up $196 million or 11% compared to the same quarter last year, primarily due to higher expenses in the structured credit run-off business noted above, and higher employee compensation and benefits.

Non-interest expenses were up $158 million or 9% from the prior quarter, primarily due to higher expenses in the structured credit run-off business noted above, and higher employee compensation and benefits, partially offset by lower advertising, computer and office equipment, and occupancy costs.

Income taxes

Income tax expense was down $62 million or 32% from the same quarter last year, primarily due to lower income and higher tax-exempt income.

Income tax expense was down $19 million or 13% from the prior quarter, mainly due to lower income.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011 (and reconfirmed on July 5, 2012), in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada struck certain portions of the replies and directed the Crown to submit amended replies. Both the Crown and CIBC appealed the ruling to the Federal Court of Appeal, and the appeal was heard on November 21, 2012. A decision has not yet been rendered.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $187 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

CIBC FIRST QUARTER 2013	5

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, is as follows:

$ millions, for the three months ended	Jan. 31, 2013 vs. Jan. 31, 2012	Jan. 31, 2013 vs. Oct. 31, 2012
Estimated increase (decrease) in:
Total revenue	$ (7)	$ 2
Provision for credit losses	–	–
Non-interest expense	(3)	1
Income taxes	–	–
Net income	(4)	1
Average US$ appreciation (depreciation) relative to C$	(2)%	1%

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Q4, 2012

•	$57 million ($32 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Wholesale Banking);
•	$51 million ($37 million after-tax) gain from the structured credit run-off business (Wholesale Banking);
•

$33 million ($24 million after-tax) loss relating to the change in valuation of collateralized derivatives to the OIS basis ($23 million after-tax in Wholesale Banking and $1 million after-tax in Corporate and Other);

•	$24 million ($19 million after-tax) gain on sale of interests in entities in relation to the acquisition of TMX Group by Maple, net of associated expenses (Wholesale Banking); and
•	$7 million ($6 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking and $4 million after-tax in Corporate and Other).

The above items of note increased revenue by $52 million, provision for credit losses by $53 million, non-interest expenses by $21 million, and decreased income tax expenses by $16 million. In aggregate, these items of note decreased net income by $6 million.

Q1, 2012

•	$37 million ($35 million after-tax) gain relating to an equity-accounted investment (Wealth Management);
•	$35 million ($26 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$9 million ($7 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking and $5 million after-tax in Corporate and Other).

The above items of note increased revenue by $10 million, non-interest expenses by $17 million, and decreased income tax expenses by $9 million. In aggregate, these items of note increased net income by $2 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$18 million premium paid on preferred share redemptions.

Significant events

Lehman Brothers bankruptcy proceedings

During the quarter, CIBC recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note as further detailed in Note 23 of the 2012 consolidated financial statements.

Private wealth management (Asia)

On January 25, 2013, CIBC sold its stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, which was included in International banking within Corporate and Other, provided private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion. As a result, CIBC recognized a gain, net of associated expenses, of $16 million ($16 million after-tax) during the quarter. CIBC’s other businesses in Asia are unaffected by this transaction.

Outlook for calendar year 2013

Moderate economic growth is likely to continue in both Canada and the U.S. in 2013. Real GDP gains are likely to be in the vicinity of 2% in both Canada and the U.S. in the face of soft growth overseas, and ongoing fiscal tightening. We expect European governments will prevent sovereign debt troubles from spilling over into a larger Eurozone banking crisis but fiscal tightening has left Europe in a mild recession. In the U.S., improving household credit fundamentals and continued recovery in home building will help offset the drag from tighter fiscal policy, although the degree of spending cuts remains to be determined.

Canada’s economy will benefit from a pick-up in oil output, but will see somewhat less robust domestic demand. Government spending will remain a slight negative for growth as fiscal tightening continues. Consumer demand will be supported by ongoing job creation, but will be held close to income gains as the appetite for credit is held in check by existing high debt levels, even with the Bank of Canada avoiding interest rate increases through 2013. Housing is turning from a strong growth contributor to a slight negative this year as the impact of softer sales shows up in a modest retreat in construction activity.

Retail and Business Banking is expected to face slightly slower growth in demand for mortgages, while consumer credit demand could continue to see limited growth. Demand for business credit should continue at a healthy growth rate. Slightly slower economic growth is unlikely to result in deterioration in household credit quality, with the unemployment rate holding nearly steady.

Wealth Management should see an improvement in demand for equities and other risk assets over the course of 2013 as global uncertainties are gradually resolved.

6	CIBC FIRST QUARTER 2013

Wholesale Banking will continue to benefit from a healthy pace of debt financings as both governments and corporations take advantage of low interest rates and robust market conditions. Equity issuance could improve over the course of the year as global growth uncertainties are gradually resolved, a trend that should also support merger activity. Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding.

Review of quarterly financial information
$ millions, except per share amounts, for the three months ended	2013	2012				2011
	Jan. 31	Oct. 31 (1)	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Revenue
Retail and Business Banking	$2,065	$2,036	$2,085	$2,004	$2,029	$2,076	$2,035	$1,932
Wealth Management	432	420	401	418	435	396	404	420
Wholesale Banking (2)	563	575	527	463	495	561	503	477
Corporate and Other (2)	121	128	136	199	198	162	189	186
Total revenue	$3,181	$3,159	$3,149	$3,084	$3,157	$3,195	$3,131	$3,015
Net interest income	$1,855	$1,848	$1,883	$1,753	$1,842	$1,776	$1,785	$1,731
Non-interest income	1,326	1,311	1,266	1,331	1,315	1,419	1,346	1,284
Total revenue	3,181	3,159	3,149	3,084	3,157	3,195	3,131	3,015
Provision for credit losses	265	328	317	308	338	306	310	245
Non-interest expenses	1,987	1,829	1,831	1,764	1,791	1,920	2,005	1,756
	929	1,002	1,001	1,012	1,028	969	816	1,014
Income taxes	131	150	160	201	193	212	225	247
Net income	$798	$852	$841	$811	$835	$757	$591	$767
Net income attributable to:
Non-controlling interests	$2	$2	$2	$1	$3	$3	$2	$3
Equity shareholders	796	850	839	810	832	754	589	764
Earnings per share – basic	$1.91	$2.02	$2.00	$1.90	$1.94	$1.80	$1.35	$1.83
– diluted	1.91	2.02	2.00	1.90	1.93	1.79	1.33	1.80

(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current period.
(2)	Wholesale Banking revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefitted from volume growth across most retail products, offset to some extent by the continued low interest rate environment and attrition in our exited FirstLine mortgage business.

Wealth Management revenue has benefitted from continued strong net sales of long-term mutual funds and higher average assets under management. Income from our proportionate share in American Century Investments (ACI) is included from September 1, 2011 and a gain related to this equity-accounted investment was included in the first quarter of 2012.

Wholesale Banking revenue is influenced to a large extent by capital market conditions. Revenue had been adversely affected by losses in the structured credit run-off business up to the third quarter of 2012, while the fourth quarter included a gain. The second quarter of 2012 included the hedge accounting loss on leveraged leases. The fourth quarter of 2012 included a gain on sale of interests in entities in relation to the acquisition of TMX Group by Maple and a loss relating to the change in valuation of collateralized derivatives to an OIS basis.

Corporate and Other had lower unallocated treasury revenue in the second half of 2012 and first quarter of 2013. The current quarter also included a gain on sale of the private wealth management business (Asia).

Provision for credit losses

The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. Losses in the cards portfolio improved in 2012 and the first quarter of 2013. Wholesale Banking provisions declined in the second and third quarters of 2011, while the fourth quarter of 2011 had higher losses in the exited European leveraged finance portfolio. During 2012, we had higher losses in U.S. real estate finance and the exited U.S. leveraged finance portfolio.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee compensation and benefits, including pension expense. An impairment loss relating to CIBC FirstCaribbean goodwill was recognized in the third quarter of 2011. The current quarter had higher expenses in the structured credit run-off business.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has been trending higher since the second quarter of 2011. The above-noted impairment loss relating to CIBC FirstCaribbean goodwill was not tax-effected.

CIBC FIRST QUARTER 2013	7

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 19 of the 2012 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

$ millions, as at or for the three months ended		2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$771	$821	$776
Adjusting items:
After-tax impact of items of note (1)		97	6	16
Adjusted net income attributable to diluted common shareholders (2)	B	$868	$827	$792
Reported diluted weighted-average common shares outstanding (thousands)	C	403,770	405,844	401,613
Reported diluted EPS ($)	A/C	$1.91	$2.02	$1.93
Adjusted diluted EPS ($) (2)	B/C	2.15	2.04	1.97
Reported and adjusted efficiency ratio
Reported total revenue	D	$3,181	$3,159	$3,157
Adjusting items:
Pre-tax impact of items of note (1)		(28)	(52)	(10)
TEB		92	92	57
Adjusted total revenue (2)	E	$3,245	$3,199	$3,204
Reported non-interest expenses	F	$1,987	$1,829	$1,791
Adjusting items:
Pre-tax impact of items of note (1)		(165)	(21)	(17)
Adjusted non-interest expenses (2)	G	$1,822	$1,808	$1,774
Reported efficiency ratio	F/D	62.5%	57.9%	56.7%
Adjusted efficiency ratio (2)	G/E	56.1%	56.5%	55.3%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	H	$771	821	776
Adjusting items:
After-tax impact of items of note (1)		97	6	16
Adjusted net income attributable to common shareholders (2)	I	$868	$827	$792
Dividends paid to common shareholders	J	$379	$381	$360
Reported dividend payout ratio	J/H	49.2%	46.4%	46.5%
Adjusted dividend payout ratio (2)	J/I	43.7%	46.1%	45.5%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Jan. 31	Reported net income	$611	$90	$91	$6	$798
2013	Adjusting items:
	After-tax impact of items of note (1)	2	-	109	(14)	97
	Adjusted net income (2)	$613	$90	$200	$(8)	$895
Oct. 31	Reported net income	$569	$84	$193	$6	$852
2012	Adjusting items:
	After-tax impact of items of note (1)	2	-	(1)	5	6
	Adjusted net income (2)	$571	$84	$192	$11	$858
Jan. 31	Reported net income	$567	$100	$133	$35	$835
2012	Adjusting items:
	After-tax impact of items of note (1)	2	(35)	26	5	(2)
	Adjusted net income (2)	$569	$65	$159	$40	$833
(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 22 of the 2012 Annual Report.

8	CIBC FIRST QUARTER 2013

Retail and Business Banking

Retail and Business Banking provides clients across Canada with financial advice, banking, investment, and authorized insurance products and services through a strong team of advisors and more than 1,100 branches, as well as our ABMs, mobile sales force, and telephone, online and mobile banking.

Results (1)

$ millions, for the three months ended	2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Revenue
Personal banking	$1,623	$1,616	$1,563
Business banking	380	378	373
Other	62	42	93
Total revenue	2,065	2,036	2,029
Provision for credit losses	241	255	281
Non-interest expenses	1,021	1,030	996
Income before taxes	803	751	752
Income taxes	192	182	185
Net income	$611	$569	$567
Net income attributable to:
Equity shareholders (a)	$611	$569	$567
Efficiency ratio	49.4%	50.6%	49.1%
Return on equity (2)	58.3%	57.1%	58.2%
Charge for economic capital (2)(b)	$(132)	$(126)	$(130)
Economic profit (2)(a+b)	$479	$443	$437
Full-time equivalent employees	22,063	21,857	21,706
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $611 million, up $44 million or 8% from the same quarter last year, primarily due to lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.

Net income was up $42 million or 7% compared to the prior quarter, primarily due to higher revenue and lower provision for credit losses.

Revenue

Revenue was up $36 million or 2% from the same quarter last year.

Personal banking revenue was up $60 million or 4%, primarily due to volume growth across most products and wider spreads.

Business banking revenue was up $7 million or 2%, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was down $31 million mainly due to lower treasury allocations.

Revenue was up $29 million or 1% from the prior quarter.

Personal banking revenue was up $7 million, primarily due to volume growth.

Business banking revenue was comparable to the prior quarter.

Other revenue was up $20 million due to higher treasury allocations.

Provision for credit losses

Provision for credit losses was down $40 million or 14% from the same quarter last year due to lower write-offs and bankruptcies in the cards portfolio.

Provision for credit losses was down $14 million or 5% from the prior quarter, mainly due to lower losses in the business lending portfolio.

Non-interest expenses

Non-interest expenses were up $25 million or 3% from the same quarter last year, primarily due to increased spending on strategic business initiatives.

Non-interest expenses were down $9 million or 1% from the prior quarter, primarily due to lower advertising costs.

Income taxes

Income taxes were up $7 million or 4% from the same quarter last year due to higher income.

Income taxes were up $10 million or 5% from the prior quarter due to higher income.

Aeroplan Agreement

CIBC and Aimia Canada Inc. (Aimia) are parties to an agreement (the Aeroplan Agreement) pursuant to which CIBC pays Aimia for Aeroplan miles credited to participating CIBC cardholders’ accounts, based on the value of the cardholders’ purchases using such cards. The Aeroplan Agreement will expire on December 31, 2013 unless extended by the parties or replaced in accordance with its terms. CIBC has engaged in periodic extension discussions with Aimia but is also exploring alternatives to extending the Aeroplan Agreement. At this stage, there can be no assurance that the Aeroplan Agreement will be extended.

CIBC FIRST QUARTER 2013	9

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through nearly 1,500 advisors across Canada.

Results (1)

$ millions, for the three months ended	2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Revenue
Retail brokerage	$259	$256	$249
Asset management	144	138	162
Private wealth management	29	26	24
Total revenue	432	420	435
Non-interest expenses	315	308	312
Income before taxes	117	112	123
Income taxes	27	28	23
Net income	$90	$84	$100
Net income attributable to:
Equity shareholders (a)	$90	$84	$100
Efficiency ratio	73.0%	73.4%	71.7%
Return on equity (2)	19.1%	18.9%	24.5%
Charge for economic capital (2)(b)	$(58)	$(55)	$(52)
Economic profit (2)(a+b)	$32	$29	$48
Full-time equivalent employees	3,765	3,783	3,721
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $90 million, a decrease of $10 million or 10% from the same quarter last year due to a gain relating to an equity-accounted investment in the first quarter of 2012 included as an item of note. Excluding this gain, revenue was higher across all lines of business.

Net income was up $6 million or 7% compared to the prior quarter, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was down $3 million or 1% compared to the same quarter last year.

Retail brokerage revenue was up $10 million or 4%, primarily due to higher fee-based revenue.

Asset management revenue was down $18 million or 11%, primarily due to a gain in the same quarter last year noted above, partially offset by higher client assets under management driven by higher long-term net sales of mutual funds and improved capital markets.

Private wealth management revenue was up $5 million or 21%, mainly due to higher assets under management driven by client growth, including the impact of the acquisition of the MFS McLean Budden private wealth management business in September 2012.

Revenue was up $12 million or 3% from the prior quarter.

Retail brokerage revenue was up $3 million or 1%, primarily due to higher commissions from equity trading and fee-based revenue.

Asset management revenue was up $6 million or 4%, primarily due to higher client assets under management driven by higher long-term net sales of mutual funds and improved capital markets.

Private wealth management revenue was up $3 million or 12%, mainly due to higher assets under management, including a full quarter impact of the acquisition noted above.

Non-interest expenses

Non-interest expenses were up $3 million or 1% from the same quarter last year, and up $7 million or 2% from the prior quarter, primarily due to higher performance-based compensation.

Income taxes

Income taxes were up $4 million from the same quarter last year mainly due to a lower tax rate on the gain discussed above.

Income taxes were comparable to the prior quarter.

10	CIBC FIRST QUARTER 2013

Wholesale Banking

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Results (1)

$ millions, for the three months ended	2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Revenue
Capital markets	$328	$295	$307
Corporate and investment banking	213	206	197
Other	22	74	(9)
Total revenue (2)	563	575	495
Provision for credit losses	10	66	26
Non-interest expenses	445	263	289
Income before taxes	108	246	180
Income taxes (2)	17	53	47
Net income	$91	$193	$133
Net income attributable to:
Equity shareholders (a)	$91	$193	$133
Efficiency ratio (2)	79.0%	45.7%	58.3%
Return on equity (3)	16.3%	35.0%	26.5%
Charge for economic capital (3)(b)	$(68)	$(70)	$(65)
Economic profit (3)(a+b)	$23	$123	$68
Full-time equivalent employees	1,261	1,268	1,214
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $92 million for the three months ended January 31, 2013 ($92 million for the three months ended October 31, 2012 and $57 million for the three months ended January 31, 2012). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $91 million, down $42 million from the same quarter last year, mainly due to higher non-interest expenses, partially offset by higher revenue, a lower provision for credit losses and lower income taxes.

Net income was down $102 million from the prior quarter, mainly due to higher non-interest expenses, partially offset by a lower provision for credit losses.

Revenue

Revenue was up $68 million or 14% from the same quarter last year.

Capital markets revenue was up $21 million, primarily due to higher revenue from equity derivatives and a reversal of a credit valuation adjustment (CVA) charge against credit exposures to derivative counterparties (other than financial guarantors), partially offset by lower foreign exchange and commodities trading revenue.

Corporate and investment banking revenue was up $16 million as higher revenue from corporate credit products was partially offset by lower revenue from U.S. real estate finance.

Other revenue was up $31 million, primarily due to gains in the structured credit run-off business in the current quarter compared to losses in the prior year quarter.

Revenue was down $12 million or 2% from the prior quarter.

Capital markets revenue was up $33 million, mainly due to higher revenue from fixed income and a reversal of the CVA charge noted above, partially offset by lower revenue from equity derivatives trading. The prior quarter included a loss relating to the change in valuation of collateralized derivatives to an OIS basis, which was partially offset by a gain on the sale of an interest in an entity in relation to the acquisition of TMX Group by Maple, both included as items of note.

Corporate and investment banking revenue was up $7 million, primarily due to higher investment portfolio gains and higher revenue from corporate credit products, partially offset by lower revenue from U.S. real estate finance.

Other revenue was down $52 million from the prior quarter, primarily due to lower gains in the structured credit run-off business.

Provision for credit losses

Provision for credit losses was down $16 million from the same quarter last year due to lower losses in the U.S. real estate finance portfolio, and down $56 million from the prior quarter due to lower losses in the exited U.S. leveraged finance portfolio.

Non-interest expenses

Non-interest expenses were up $156 million or 54% from the same quarter last year, due to higher expenses in the structured credit run-off business related to the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (refer to “Structured credit run-off business” section for further details).

Non-interest expenses were up $182 million or 69% from the prior quarter, primarily due to higher expenses in the structured credit run-off business as noted above, and higher performance-based compensation.

Income taxes

Income tax expense for the quarter was $30 million lower than the prior year quarter, primarily due to lower income in the current quarter.

Income tax expense was $36 million lower than the prior quarter, primarily due to lower income in the current quarter.

CIBC FIRST QUARTER 2013	11

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

$ millions, for the three months ended	2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Net interest income (expense)	$(14)	$(19)	$(15)
Trading income (loss)	18	31	(8)
FVO losses	(3)	(1)	(5)
Other income	5	42	1
Total revenue	6	53	(27)
Non-interest expenses	154	2	8
Income (loss) before taxes	(148)	51	(35)
Income taxes	(39)	14	(9)
Net income (loss)	$(109)	$37	$(26)

The net loss for the quarter was $109 million (US$110 million), compared with $26 million (US$26 million) for the same quarter last year and net income of $37 million (US$37 million) for the prior quarter.

The net loss for the quarter was mainly due to a charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc., a decrease in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the mark-to-market (MTM) of the underlying positions, and net interest expense, partially offset by a CVA gain relating to financial guarantors and gains on unhedged positions.

Position summary

The following table summarizes our positions within our structured credit run-off business:

US$ millions, as at January 31, 2013		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$278	$231	$–	$–	$278	$232
CLO	3,804	–	3,634	3,627	3,129	60	6,031	87	267	6
Corporate debt	–	–	–	–	4,977	38	–	–	4,977	42
Other	865	559	51	54	641	69	287	27	26	1
Unmatched	–	–	–	–	–	–	134	112	374	–
	$4,669	$559	$3,685	$3,681	$9,025	$398	$6,452	$226	$5,922	$281
October 31, 2012	$4,742	$564	$3,731	$3,749	$9,035	$455	$6,492	$269	$5,926	$316
(1)	Excluded from the table above are equity and surplus note AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors. The equity securities had a carrying value of US$8 million (October 31, 2012: US$9 million) and the surplus notes had a notional value of US$140 million (October 31, 2012: US$140 million) and a carrying value of US$12 million (October 31, 2012: US$12 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$47 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of super senior tranches of CLOs backed by diversified pools of primarily U.S. (62%) and European-based (36%) senior secured leveraged loans. As at January 31, 2013, approximately 22% of the total notional amount of the CLO tranches was rated equivalent to AAA, 72% was rated between the equivalent of AA+ and AA-, and the remainder was the equivalent of A. As at January 31, 2013, approximately 17% of the underlying collateral was rated equivalent to BB- or higher, 53% was rated between the equivalent of B+ and B-, 7% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 2.7 years and average subordination of 30%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the 47 month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in Other, as at January 31, 2013, include:

•

US$214 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$167 million;

12	CIBC FIRST QUARTER 2013

•

US$167 million notional value of trading securities with a fair value of US$135 million, and US$292 million notional value of written protection with a fair value of US$67 million, on inflation-linked notes, and CDO tranches with collateral consisting of high-yield corporate debt portfolios, TruPs and non-U.S. residential mortgage-backed securities, with 55% rated between the equivalent of A+ and A-, 36% rated between the equivalent of BBB+ and BBB-, and the majority of the remaining rated equivalent of BB+ or lower;

•	US$58 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$49 million and carrying value of US$52 million;
•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$290 million and a fair value of US$247 million, tracking notes classified as AFS with a notional value of US$10 million and a fair value of US$2 million, and loans with a notional value of US$59 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring; and

•	US$296 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlyings in our unmatched positions are a reference portfolio of corporate debt and a loan backed by film receivables.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$60 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions as at January 31, 2013	CLO	Corporate debt	CDO – USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$3,697	$–	$–	$57	$134	$3,888	$223	$(37)	$186
Non-investment grade	75	–	–	177	–	252	35	(21)	14
Unrated	2,259	–	–	53	–	2,312	50	(24)	26
	6,031	–	–	287	134	6,452	308	(82)	226
Other counterparties (1)
Investment grade	267	20	278	26	–	591	238	2	240
Unrated	–	4,957	–	–	374	5,331	41	–	41
	267	4,977	278	26	374	5,922	279	2	281
	$6,298	$4,977	$278	$313	$508	$12,374	$587	$(80)	$507
October 31, 2012	$6,284	$4,968	$298	$356	$512	$12,418	$692	$(107)	$585
(1)	In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.

The unrated other counterparties are primarily two Canadian conduits. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. The fair value of the collateral as at January 31, 2013 was US$360 million relative to US$41 million of net exposure.

Lehman Brothers bankruptcy proceedings

During the quarter, CIBC recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note as further detailed in Note 23 of the 2012 consolidated financial statements.

CIBC FIRST QUARTER 2013	13

Corporate and Other

Corporate and Other includes the six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Results  (1)

$ millions, for the three months ended	2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Revenue
International banking	$163	$149	$148
Other	(42)	(21)	50
Total revenue (2)	121	128	198
Provision for credit losses	14	7	31
Non-interest expenses	206	228	194
Income (loss) before taxes	(99)	(107)	(27)
Income taxes (2)	(105)	(113)	(62)
Net income	$6	$6	$35
Net income attributable to:
Non-controlling interests	$2	$2	$3
Equity shareholders	4	4	32
Full-time equivalent employees	15,704	15,687	15,540
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	TEB adjusted. See footnote 2 in Wholesale Banking section for additional details.

Financial overview

Net income for the quarter was $6 million, down $29 million from the same quarter last year primarily due to lower revenue.

Net income was comparable to the prior quarter.

Revenue

Revenue was down $77 million or 39% from the same quarter last year.

International banking revenue was up $15 million or 10% from the same quarter last year, primarily due to a gain on sale of the private wealth management business, included as an item of note.

Other revenue was down $92 million from the same quarter last year due to lower unallocated treasury revenue and a higher TEB adjustment.

Revenue was down $7 million or 5% from the prior quarter.

International banking revenue was up $14 million or 9% from the prior quarter, primarily due to a gain on sale of the private wealth management business noted above.

Other revenue was down $21 million from the prior quarter, primarily due to lower unallocated treasury revenue and lower income from equity-accounted investments.

Provision for credit losses

Provision for credit losses was down $17 million compared to the same quarter last year, mainly due to lower losses in CIBC FirstCaribbean and higher provision reversals of collectively assessed credit losses relating to the cards and commercial banking portfolios, partially offset by higher provision in the personal lending portfolios.

Provision for credit losses was up $7 million from the prior quarter, mainly due to higher losses in CIBC FirstCaribbean. Net higher provision reversals of collectively assessed credit losses relating to the cards portfolio were offset by higher provision in the personal lending portfolio.

Non-interest expenses

Non-interest expenses were up $12 million or 6% from the same quarter last year, mainly due to higher unallocated corporate support costs.

Non-interest expenses were down $22 million or 10% from the prior quarter, mainly due to lower unallocated corporate support costs.

Income taxes

Income tax benefit was up $43 million from the same quarter last year, primarily due to a higher TEB adjustment.

Income tax benefit was down $8 million from the prior quarter.

14	CIBC FIRST QUARTER 2013

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2013 Jan. 31	2012 Oct. 31
Assets
Cash and deposits with banks	$5,636	$4,727
Securities	67,020	65,334
Securities borrowed or purchased under resale agreements	29,058	28,474
Loans and acceptances, net of allowance	251,139	252,732
Derivative instruments	25,085	27,039
Other assets	14,845	15,079
	$392,783	$393,385
Liabilities and equity
Deposits	$306,304	$300,344
Capital Trust securities	1,669	1,678
Obligations related to securities lent or sold short or under repurchase agreements	18,289	21,259
Derivative instruments	24,551	27,091
Other liabilities	20,004	21,152
Subordinated indebtedness	4,791	4,823
Equity	17,175	17,038
	$392,783	$393,385

Assets

As at January 31, 2013, total assets were down $602 million from October 31, 2012.

Cash and deposits with banks increased by $909 million or 19% mostly due to higher treasury deposit placements.

Securities increased by $1.7 billion or 3%, with increases in both AFS securities and trading securities. AFS securities increased mainly in government-issued or guaranteed securities. Trading securities increased largely in the equity portfolios.

Net loans and acceptances decreased by $1.6 billion. Residential mortgages were down $1.1 billion, primarily due to attrition in our FirstLine mortgage business, partially offset by new mortgage originations through CIBC channels. Personal loans were down $556 million and credit card loans were down $330 million due to net repayments. Business and government loans and acceptances were up $348 million due to growth in our domestic and international portfolios.

Derivative instruments decreased by $2.0 billion or 7% largely driven by valuation of interest rate derivatives.

Other assets decreased by $234 million or 2%, mainly due to a decrease in collateral pledged for derivatives, partially offset by an increase in income taxes receivable as a result of payments made in the quarter.

Liabilities

As at January 31, 2013, total liabilities were down $739 million from October 31, 2012.

Deposits increased by $6.0 billion or 2%, primarily driven by business and government and personal volume growth.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $3.0 billion or 14%, primarily due to client-driven activities.

Derivative instruments decreased by $2.5 billion or 9% due to the valuation of interest rate derivatives.

Other liabilities decreased by $1.1 billion or 5%, mainly due to lower acceptances and accrued liabilities.

Equity

As at January 31, 2013, equity increased by $137 million or 1%, primarily due to a net increase in retained earnings, and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans (ESPP). These were offset in part by common shares purchased for cancellation, as explained in the “Significant capital management activity” section below.

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 35 to 39 of the 2012 Annual Report.

Basel III and revisions to regulatory capital requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI.

On December 10, 2012, OSFI issued the final version of revisions to its guidelines for capital adequacy in Canada which incorporate the adoption of the significant capital reforms, referred to as Basel III, issued by the BCBS. The most significant aspects of the reforms are measures to improve the quality of capital and increase capital requirements for the global financial system. These measures are discussed further on page 37 of the 2012 Annual Report.

CIBC FIRST QUARTER 2013	15

OSFI expects all institutions to establish target capital ratios that meet or exceed the 2019 all-in (i) minimum ratios plus conservation buffer early in the transition period. For the Common Equity Tier 1 ratio, the target is 7% by the first quarter of 2013. The targets for the Tier 1 capital ratio and Total capital ratio are 8.5% and 10.5%, respectively, to be established by the first quarter of 2014. These targets may be higher for certain institutions or groups of institutions if OSFI feels the circumstances warrant it.

OSFI’s capital adequacy guidelines provide for a deferral of the additional capital charge to cover credit valuation charges for bilateral OTC derivatives to January 1, 2014. The delay provides for a coordinated start on the implementation of this new requirement with other significant jurisdictions.

Regulatory capital

Our capital ratios and assets-to-capital multiple (ACM) are presented in the following table:

$ millions, as at	2013 Jan. 31 (1)	2012 Oct. 31 (1)
Basel III- Transitional basis
Common Equity Tier 1 capital	$15,556	n/a
Tier 1 capital	16,718	n/a
Total capital	20,689	n/a
RWA	134,821	n/a
Common Equity Tier 1 ratio	11.5%	n/a
Tier 1 capital ratio	12.4%	n/a
Total capital ratio	15.3%	n/a
ACM	17.9	x	n/a
Basel III- All-in basis
Common Equity Tier 1 capital	$12,077	n/a
Tier 1 capital	15,179	n/a
Total capital	19,352	n/a
RWA	126,366	n/a
Common Equity Tier 1 ratio	9.6%	n/a
Tier 1 capital ratio	12.0%	n/a
Total capital ratio	15.3%	n/a
Basel II
Tier 1 capital	n/a	$15,940	(2)
Total capital	n/a	19,924	(2)
RWA	n/a	115,229
Tier 1 capital ratio	n/a	13.8%
Total capital ratio	n/a	17.3%
ACM	n/a	17.4	x
(1)	Capital measures for fiscal year 2013 are based on Basel III whereas prior period measures are based on Basel II.
(2)	Incorporates OSFI’s IFRS transitional relief election.
n/a	Not applicable.

Effective in the first quarter of 2013, regulatory capital requirements are based on the Basel III methodology, while requirements for the fourth quarter of 2012 were determined on a Basel II basis. As a result of the change in methodology, the regulatory capital information at October 31, 2012 and January 31, 2013 is not comparable.

All-in basis(i)

On an all-in basis(i) under Basel III, regulatory adjustments are deducted from common equity for the purpose of calculating the new Common Equity Tier 1 ratio. The regulatory adjustments include a broad range of items, such as goodwill, intangible assets, pension assets, deferred tax assets and equity investments in financial entities subject to investment thresholds and limits.

RWAs increased from October 31, 2012. This is largely attributable to the implementation of the following Basel III changes:

•	A 1.25 multiplier is applied to the correlation parameter for exposures to financial institutions under the internal ratings based approach subject to certain criteria;
•

Items that were previously deducted from capital under Basel II (such as significant investments in commercial entities and exposures relating to securitization that were deducted from capital) are now risk-weighted at 1,250%;

•

Significant investments in the equity of financial entities and deferred tax assets arising from temporary differences are only deducted if they exceed certain thresholds; the amounts not deducted are risk weighted at 250%; and

•	Higher capital requirements for exposures that give rise to greater degrees of wrong-way risk.

Transitional basis

Under Basel III, transitional RWAs differ from RWAs on an all-in basis. On a transitional basis certain deductions from capital will be phased in at 20% per year starting in 2014. The amount not yet deducted from capital is risk-weighted accordingly.

(i)	“All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments.

Significant capital management activity

Normal course issuer bid

During the quarter, we purchased and cancelled 3,337,300 common shares under the normal course issuer bid at an average price of $80.69 for a total amount of $269 million.

16	CIBC FIRST QUARTER 2013

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We sponsor a single-seller conduit and several multi-seller conduits (collectively, the conduits) in Canada.

As at January 31, 2013, the underlying collateral for various asset types in our multi-seller conduits amounted to $1.5 billion (October 31, 2012: $1.6 billion). The estimated weighted-average life of these assets was 1.3 years (October 31, 2012: 9 months). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $15 million (October 31, 2012: $23 million). Our committed backstop liquidity facilities to these conduits were $2.2 billion (October 31, 2012: $2.2 billion). We also provided credit facilities of $30 million (October 31, 2012: $30 million) to these conduits as at January 31, 2013.

We participated in a syndicated facility for a 3-year commitment of $575 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $110 million (October 31, 2012: $110 million). As at January 31, 2013, we funded $81 million (October 31, 2012: $80 million) through the issuance of bankers’ acceptances.

$ millions, as at	2013 Jan. 31			2012 Oct. 31
	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)
CIBC sponsored conduits	$96	$1,464	$–	$103	$1,554	$–
CIBC structured CDO vehicles	229	42	210	232	40	207
Third-party structured vehicles
Structured credit run-off	4,449	370	3,509	4,313	333	4,382
Continuing	765	25	–	1,004	23	–
Pass-through investment structures	2,716	–	–	2,182	–	–
Commercial mortgage securitization trust	2	–	–	1	–	–
(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $3.8 billion (October 31, 2012: $3.7 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(2)	The negative fair value recorded on the interim consolidated balance sheet was $486 million (October 31, 2012: $1.2 billion). Notional of $3.3 billion (October 31, 2012: $3.3 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $277 million (October 31, 2012: $307 million). An additional notional of $198 million (October 31, 2012: $1.0 billion) was hedged through a limited recourse note. Accumulated fair value losses were $24 million (October 31, 2012: $26 million) on unhedged written credit derivatives.

Additional details of our structured entities are provided in Note 5 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 39 to 41 of the 2012 Annual Report.

CIBC FIRST QUARTER 2013	17

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 42 to 68 of the 2012 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements.

Risk overview

We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are reviewed and approved by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided on pages 42 and 43 of the 2012 Annual Report.

The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios;

•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of credit portfolio quality;
•

Retail Lending and Wealth Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of credit portfolio quality. This unit is also responsible for overall risk management oversight of wealth management activities;

•

Wholesale Credit and Investment Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios; and

•

Risk Services – This unit is responsible for enterprise-wide analysis and reporting. Risk Services is also responsible for economic capital methodologies and policies, and CIBC’s operational risk framework.

Liquidity, funding and interest rate risks are managed by Treasury. The measurement, monitoring and control of these risks are addressed in collaboration with Risk Management, with oversight provided by the Asset Liability Committee (ALCO).

Credit risk

Credit risk primarily arises from our direct lending, trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Exposure to credit risk

$ millions, as at	2013 Jan. 31	2012 Oct. 31
Business and government portfolios-advanced internal ratings-based (AIRB) approach
Drawn	$78,123	$75,666
Undrawn commitments	33,251	33,208
Repo-style transactions	47,119	56,938
Other off-balance sheet	54,115	52,322
Over-the-counter (OTC) derivatives	14,398	14,426
Gross exposure at default (EAD) on business and government portfolios	227,006	232,560
Less: repo collateral	37,381	48,152
Net EAD on business and government portfolios	189,625	184,408
Retail portfolios-AIRB approach
Drawn	193,113	194,586
Undrawn commitments	60,219	69,778
Other off-balance sheet	345	370
Gross EAD on retail portfolios	253,677	264,734
Standardized portfolios	11,667	11,808
Securitization exposures	18,872	19,003
Gross EAD	$511,222	$528,105
Net EAD	$473,841	$479,953

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk where we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the Bank Act, banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for loans with a higher loan-to-value (LTV) ratio if they are insured by either Canada Mortgage and Housing Corporation (CMHC) or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Private mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the recently enacted Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim. No material losses are expected in the mortgage portfolio.

18	CIBC FIRST QUARTER 2013

The following table provides details on our Canadian residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at January 31, 2013	Insured (2)		Uninsured		Uninsured		Insured (2)		Uninsured
Ontario	$49.0	74%	$16.8	26%	$9.5	100%	$49.0	65%	$26.3	35%
British Columbia	20.8	73	7.7	27	4.0	100	20.8	64	11.7	36
Alberta	18.1	77	5.3	23	3.0	100	18.1	69	8.3	31
Quebec	8.4	81	2.0	19	1.5	100	8.4	71	3.5	29
Other	12.6	82	2.8	18	1.9	100	12.6	73	4.7	27
Total Canadian portfolio	108.9	76	34.6	24	19.9	100	108.9	67	54.5	33
October 31, 2012	$109.5	76%	$34.8	24%	$20.1	100%	$109.5	67%	$54.9	33%
(1)	We did not have any insured HELOCs as at January 31, 2013 and October 31, 2012.
(2)	93% (October 31, 2012: 93%) is insured by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.

The average LTV ratio(1) for our Canadian uninsured residential mortgages and HELOCs portfolios originated during the quarter are provided in the following table. We did not acquire uninsured residential mortgages and HELOCs from a third party for the periods presented in the table below.

For the three months ended January 31, 2013	Residential mortgages	HELOC
Ontario	67%	66%
British Columbia	63	60
Alberta	68	66
Quebec	69	67
Other	70	66
Total Canadian portfolio	67%	64%
October 31, 2012	64%	61%
January 31, 2012	62%	59%
(1)	Based on house price at origination.

The following table provides details on the average LTV ratio on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
January 31, 2013 (1)	48%	51%
October 31, 2012 (2)	48%	50%
(1)	Based on latest available industry house price estimates from Teranet (December 31, 2012).
(2)	Based on industry house price estimates from Teranet (September 30, 2012).

The tables below summarize the remaining amortization profile of our Canadian residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
January 31, 2013	1%	1%	3%	13%	20%	29%	30%	3%
October 31, 2012	1%	1%	3%	13%	21%	27%	31%	3%

Current customer payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
January 31, 2013	3%	7%	12%	16%	20%	25%	15%	2%
October 31, 2012	3%	7%	12%	16%	20%	26%	14%	2%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at January 31, 2013, our Canadian condominium mortgages were $16.8 billion (October 31, 2012: $17.0 billion) of which 77% (October 31, 2012: 77%) were insured. Our drawn developer loans were $789 million (October 31, 2012: $701 million) or 1% of our business and government portfolio and our related undrawn exposure was $2.0 billion (October 31, 2012: $2.0 billion). The condominium developer exposure is diversified across 73 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as GDP, unemployment, bankruptcy rates, debt service ratios and delinquency trends, which are reflective of potential ranges of housing price declines, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to the early 1980s and early 1990s when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 to the consolidated financial statements in our 2012 Annual Report.

We establish a CVA for expected future credit losses from each of our derivative counterparties. As at January 31, 2013, the CVA for all derivative counterparties was $97 million (October 31, 2012: $137 million).

CIBC FIRST QUARTER 2013	19

The following table shows the rating profile of OTC derivative MTM receivables (after CVA and derivative master netting agreements but before any collateral).

$ billions, as at	2013 Jan. 31		2012 Oct. 31
S&P rating equivalent	Exposure
AAA to BBB-	$4.21	83.6%	$5.46	81.4%
BB+ to B-	0.82	16.3	1.22	18.2
CCC+ to CCC-	–	–	0.02	0.2
Below CCC-	–	–	0.01	0.1
Unrated	0.01	0.1	0.01	0.1
	$5.04	100.0%	$6.72	100.0%

The following table provides the details of our impaired loans and allowances for credit losses:

$ millions, as at	2013 Jan. 31	2012 Oct. 31
Gross impaired loans
Consumer	$757	$739
Business and government	992	1,128
Total gross impaired loans	$1,749	$1,867
Allowance for credit losses
Consumer	$1,121	$1,121
Business and government	699	739
Total allowance for credit losses	$1,820	$1,860
Comprises:
Individual allowance for loans	$446	$475
Collective allowance for loans (1)	1,374	1,385
Total allowance for credit losses	$1,820	$1,860
(1)	Excludes allowance on undrawn credit facilities of $61 million (October 31, 2012: $56 million).

Gross impaired loans (GIL) were down $118 million or 6% from October 31, 2012. Consumer GIL was up $18 million or 2%, mainly driven by residential mortgages and personal lending. Business and government GIL was down $136 million or 12%, attributable to decreases in the publishing, printing and broadcasting, and oil and gas sectors.

The total allowance for credit losses was down $40 million or 2% from October 31, 2012. Canadian and U.S. allowances for credit losses comprise 71% and 12%, respectively, of the total allowance. The individually assessed allowance was down $29 million or 6% from October 31, 2012, mainly driven by the oil and gas sector. The collectively assessed allowance was down $11 million or 1% from October 31, 2012, largely driven by an improvement in the cards portfolio.

For details on the provision for credit losses, see the “Overview” section.

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have continued to experience credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone. Except as noted in our indirect exposures section below, we do not have any other exposure through our special purpose entities (SPEs) to the countries included in the tables below.

We do not have a material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. These countries include Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from

20	CIBC FIRST QUARTER 2013

subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions(1) (stated at fair value). Of our total direct exposures to Europe, approximately 97% (October 31, 2012: 98%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at January 31, 2013	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$75	$–	$75	$–		$–	$–
Belgium	4	–	30	34	–		–	–
Finland	1	–	2	3	–		–	–
France	48	–	5	53	11		6	17
Germany	220	42	12	274	69		–	69
Greece	2	–	–	2	–		–	–
Ireland	–	–	–	–	–		–	–
Italy	–	–	–	–	–		1	1
Luxembourg	1	–	51	52	–		–	–
Malta	–	–	–	–	–		–	–
Netherlands	9	219	65	293	–		10	10
Portugal	–	–	–	–	–		–	–
Spain	–	–	1	1	–		–	–
Total Eurozone	$285	$336	$166	$787	$80		$17	$97
Denmark	–	3	26	29	–		13	13
Guernsey	–	–	–	–	–		–	–
Norway	–	96	116	212	–		–	–
Russia	–	–	–	–	–		–	–
Sweden	160	93	259	512	43		–	43
Switzerland	248	–	124	372	303		–	303
Turkey	–	–	15	15	–		2	2
United Kingdom	617	269	645	1,531	1,202	(2)	65	1,267
Total non-Eurozone	$1,025	$461	$1,185	$2,671	$1,548		$80	$1,628
Total Europe	$1,310	$797	$1,351	$3,458	$1,628		$97	$1,725
October 31, 2012	$1,141	$863	$1,287	$3,291	$1,397		$190	$1,587
(1)	Comprises securities purchased and sold under repurchase agreements for cash collateral; securities borrowed and lent for cash collateral; and securities borrowed and lent for securities collateral.
(2)	Includes $144 million of exposure (notional value of $181 million and fair value of $37 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.

	Direct exposures (continued)
	Derivative MTM receivables and repo–style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at January 31, 2013	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$32	$32	$32	$–	$75
Belgium	–	1	43	44	43	1	35
Finland	–	–	7	7	–	7	10
France	–	298	641	939	931	8	78
Germany	–	–	1,384	1,384	1,179	205	548
Greece	–	–	–	–	–	–	2
Ireland	–	–	231	231	221	10	10
Italy	–	–	28	28	24	4	5
Luxembourg	–	–	1	1	–	1	53
Malta	–	–	1	1	–	1	1
Netherlands	–	–	227	227	213	14	317
Portugal	–	–	–	–	–	–	–
Spain	–	–	4	4	4	–	1
Total Eurozone	$–	$299	$2,599	$2,898	$2,647	$251	$1,135
Denmark	–	–	17	17	14	3	45
Guernsey	–	–	–	–	–	–	–
Norway	–	591	–	591	591	–	212
Russia	–	–	6	6	–	6	6
Sweden	1	–	1	2	1	1	556
Switzerland	–	–	1,127	1,127	1,118	9	684
Turkey	–	–	–	–	–	–	17
United Kingdom	96	–	3,234	3,330	3,222	108	2,906
Total non-Eurozone	$97	$591	$4,385	$5,073	$4,946	$127	$4,426
Total Europe	$97	$890	$6,984	$7,971	$7,593	$378	$5,561
October 31, 2012	$73	$–	$6,078	$6,151	$5,790	$361	$5,239
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $2.3 billion (October 31, 2012: $2.3 billion), and was all in the form of cash. Collateral on repo-style transactions was $5.3 billion (October 31, 2012: $3.5 billion), and is comprised of cash and investment-grade debt securities.

CIBC FIRST QUARTER 2013	21

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional less fair value for derivatives where we have written protection. We have no indirect exposures to Portugal, Slovenia, Guernsey, Turkey, and Russia.

$ millions, as at January 31, 2013	Total indirect exposure
Austria	$1
Belgium	40
Finland	13
France	551
Germany	402
Greece	10
Ireland	50
Italy	68
Luxembourg	52
Netherlands	301
Spain	153
Total Eurozone	$1,641
Denmark	$38
Norway	14
Sweden	78
Switzerland	4
United Kingdom	624
Total non-Eurozone	$758
Total exposure	$2,399
October 31, 2012	$2,452

In addition to the indirect exposures above, we have indirect exposures to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $407 million (October 31, 2012: $846 million).

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to pages 56 to 57 of the 2012 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at January 31, 2013	Drawn	Undrawn
Construction program	$162	$89
Interim program	3,804	304
Permanent program	106	–
Exposure, net of allowance	$4,072	$393
Of the above:
Net impaired	$109	$–
On credit watch list	260	2
Exposure, net of allowance, as at October 31, 2012	$4,177	$445

As at January 31, 2013, the allowance for credit losses for this portfolio was $109 million (October 31, 2012: $118 million). During the quarter ended January 31, 2013, we recorded provision for credit losses of $9 million ($26 million for the quarter ended January 31, 2012).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at January 31, 2013, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (October 31, 2012: notional of $9 million and fair value of less than $1 million).

22	CIBC FIRST QUARTER 2013

Leveraged finance

The exposures in our leveraged finance activities in Europe and U.S. are discussed below.

European leveraged finance

The following table provides a summary of our positions in this exited business:

$ millions, as at January 31, 2013	Drawn	Undrawn
Manufacturing	$334	$62
Publishing and printing	40	1
Utilities	9	–
Business services	6	–
Transportation	7	10
Exposure, net of allowance	$396	$73
Of the above:
Net impaired	$–	$–
On credit watch list	199	8
Exposure, net of allowance, as at October 31, 2012	$404	$60

As at January 31, 2013, the allowance for credit losses for this portfolio was $41 million (October 31, 2012: $41 million). The net provision for credit losses was nil for the quarters ended January 31, 2013 and January 31, 2012.

U.S. leveraged finance

The following table provides a summary of our positions in this business:

$ millions, as at January 31, 2013	Drawn	Undrawn
Transportation	$65	$16
Media and advertising	9	–
Manufacturing	3	3
Exposure, net of allowance	$77	$19
Of the above:
Net impaired	$36	$–
On credit watch list	38	13
Exposure, net of allowance, as at October 31, 2012	$91	$19

As at January 31, 2013, the allowance for credit losses for this portfolio was $65 million (October 31, 2012: $67 million). During the quarter, the net reversal of credit losses was $1 million (nil for the quarter ended January 31, 2012).

Market risk

Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Trading activities

The following three tables show VaR, stressed VaR and Incremental risk charge for our trading activities based on risk type under an internal models-based approach.

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) for the purposes of these tables excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

Total average VaR for the three months ended January 31, 2013 was down 9% from the last quarter, driven mainly by a decrease in our equity risk, offset by an increase in interest rate risk.

Average stressed VaR for the three months ended January 31, 2013 was up 71% from the last quarter. During the current stressed VaR period from March 6, 2008 to March 5, 2009, the market exhibited increased interest rate volatility combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average incremental risk charge for the three months ended January 31, 2013 was up 35% from the last quarter, mainly due to increased trading inventory in the high-yield fixed income business.

CIBC FIRST QUARTER 2013	23

VaR by risk type – trading portfolio

$ millions, as at or for the three months ended				2013 Jan. 31		2012 Oct. 31		2012 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$5.2	$1.0	$3.7	$3.0	$2.1	$1.8	$1.9	$1.9
Credit spread risk	2.6	1.2	1.8	1.7	1.4	1.6	0.9	1.1
Equity risk	2.4	2.0	2.2	2.2	2.0	3.8	1.8	1.8
Foreign exchange risk	1.3	0.2	1.3	0.5	0.7	0.6	0.5	0.7
Commodity risk	1.5	0.7	0.8	1.0	1.0	1.1	1.4	1.0
Debt specific risk	3.6	1.9	2.4	2.6	2.1	2.6	2.0	2.5
Diversification effect (1)	n/m	n/m	(7.3)	(6.0)	(5.2)	(6.0)	(5.0)	(5.0)
Total VaR (one-day measure)	$6.1	$4.0	$4.9	$5.0	$4.1	$5.5	$3.5	$4.0

(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the three months ended				2013 Jan. 31		2012 Oct. 31		2012 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$ 21.1	$4.9	$8.9	$9.5	$8.3	$7.2	$4.7	$6.8
Credit spread risk	6.3	3.9	6.0	5.1	3.8	3.4	1.7	2.5
Equity risk	12.7	1.0	1.3	3.1	1.2	2.5	1.4	1.9
Foreign exchange risk	5.6	0.3	1.9	1.7	0.6	1.5	2.1	1.8
Commodity risk	4.0	0.4	0.4	1.3	1.3	0.8	0.9	1.1
Debt specific risk	2.1	0.7	1.4	1.5	0.9	1.0	1.0	1.1
Diversification effect (1)	n/m	n/m	(9.4)	(10.4)	(6.5)	(9.5)	(7.7)	(9.1)
Total stressed VaR (one-day measure)	$ 21.3	$6.3	$10.5	$11.8	$9.6	$6.9	$4.1	$6.1

(1)	Total stressed VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

$ millions, as at or for the three months ended				2013 Jan. 31		2012 Oct. 31		2012 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Default risk	$ 77.8	$33.7	$36.0	$51.7	$28.8	$31.6	$28.6	$27.8
Migration risk	51.6	35.6	40.4	41.9	42.1	37.8	26.9	44.4
Incremental risk charge (one-year measure)	$ 115.2	$76.3	$76.4	$93.6	$70.9	$69.4	$55.5	$72.2

24	CIBC FIRST QUARTER 2013

Trading revenue

The trading revenue (TEB) and VaR graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB) with the previous day’s VaR measures.

During the quarter, trading revenue (TEB) was positive each day. The largest gain of $14.6 million occurred on January 22, 2013. It was attributable to the normal course of business within our capital markets group, notably in the equity derivatives business. Average daily trading revenue (TEB) was $3.4 million during the quarter and the average daily TEB was $1.5 million.

Trading revenue (TEB) versus VaR

Non-trading activities

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in asset/liability management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment (i.e. analysis uses the floor to stop interest rates from going into a negative position in the lower rate scenarios).

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at	2013 Jan. 31			2012 Oct. 31			2012 Jan. 31
	C$	US$	Other	C$	US$	Other	C$	US$	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$109	$(14)	$3	$101	$(21)	$1	$145	$(11)	$2
Decrease in present value of shareholders’ equity	(35)	(145)	(42)	(99)	(170)	(43)	(47)	(63)	(38)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(169)	7	(2)	(180)	7	–	(209)	6	(2)
Decrease (increase) in present value of shareholders’ equity	(58)	110	43	3	115	44	(53)	41	38
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$202	$(28)	$7	$206	$(43)	$2	$308	$(22)	$5
Decrease in present value of shareholders’ equity	(122)	(290)	(84)	(252)	(339)	(85)	(132)	(127)	(75)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(330)	1	(5)	(358)	(1)	(1)	(324)	5	(5)
Decrease (increase) in present value of shareholders’ equity	(268)	137	68	(181)	127	69	(213)	38	56

CIBC FIRST QUARTER 2013	25

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Liquidity risk governance and management

The liquidity risk governance and management structure at CIBC comprises the Risk Management Committee of the Board (RMC), ALCO and the Office of the Treasurer.

The ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from ALCO. The RMC provides governance through approval of CIBC’s liquidity risk framework that includes the policies, procedures, limits and independent monitoring structures. RMC’s responsibilities include:

•	Defining CIBC’s liquidity risk tolerance through the Risk Appetite Statement;
•	Establishing limits for the primary liquidity risk metric, the Liquidity Horizon, and unsecured wholesale funding;
•	Reviewing and approving the Liquidity Policy and the Contingency Funding Plan (CFP);
•	Reviewing and approving CIBC’s liquidity profile; and
•	Reviewing and approving the liquidity stress scenario.

ALCO’s responsibilities include:

•	Ensuring that CIBC’s liquidity profile is managed consistent with the strategic, stated risk appetite and regulatory requirements;
•	Monitoring reporting and metrics relating to liquidity risk exposure, such as, Liquidity Horizon, funding profile and liquid asset portfolio;
•	Reviewing and setting the Liquidity Horizon management limit;
•	Reviewing, on a periodic basis, the liquidity stress scenario used to measure liquidity risk exposure; and
•	Reviewing and approving the funding plan.

The Treasurer is responsible for managing the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk position and ensuring compliance within RMC, ALCO and regulatory constraints.

Policies

CIBC’s liquidity policy and framework ensures a sufficient amount of unencumbered liquid assets are available to meet anticipated liquidity needs in both stable and stressed conditions for a minimum period of time as determined by the RMC.

Alongside the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered and therefore unavailable for liquidity purposes.

CIBC maintains and periodically updates a detailed CFP for responding to liquidity stress events. The plan is presented annually to the RMC.

Process and control

CIBC manages liquidity risk in a manner that enables it to withstand a liquidity crisis without an adverse impact on the viability of its operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with the established limits. Short-term asset and liability mismatch limits are set by geographic location and consolidated for overall global exposure. Contractual and behavioural on-balance sheet and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained for a minimum time horizon.

The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Risk measurement

CIBC’s policy is to maintain a sound and prudent approach to managing its potential exposure to liquidity risk. CIBC’s liquidity risk tolerance is defined by its Risk Appetite Statement, approved annually by the Board of Directors, which forms the basis for the delegation of liquidity risk authority to senior management. The primary liquidity risk metric used to measure and monitor CIBC’s liquidity position is the Liquidity Horizon, the future point in time when projected cumulative cash outflows exceed cash inflows under a predefined liquidity stress scenario, without any reliance on the CFP. Our liquidity measurement system provides daily liquidity risk exposure reports that include the calculation of the Liquidity Horizon against the prescribed management target for review by senior management. CIBC’s liquidity risk framework also incorporates the monitoring of the unsecured wholesale funding position and funding capacity, as well as regulatory mandated metrics such as the Liquidity Coverage Ratio (LCR) and the Net Cumulative Cash Flow (NCCF). ALCO monitors CIBC’s current and prospective liquidity position in relation to risk appetite and limits.

A key component of the liquidity risk framework at CIBC is the liquidity risk stress testing regime. Liquidity risk stress testing is conducted daily and involves the application of a severe, name-specific and market-wide stress scenario to determine the amount of liquidity required to satisfy anticipated obligations as they come due. The scenario models potential liquidity and funding requirements in the event of unsecured wholesale funding and deposit runoff, expected contingent liquidity utilization, as well as liquid asset marketability. In addition to this CIBC-specific event, the stress scenario incorporates the impact of market-wide liquidity stress that results in significant reduction in access to both short and long-term funding and a decrease in marketability and price of assets.

Stress scenario assumptions are subject to periodic review and approval, at least annually, by the RMC.

Liquid assets

CIBC’s policy is to hold a pool of high quality unencumbered liquid assets that will be immediately available to meet outflows determined under the stress scenario. Liquid assets are cash, short-term bank deposits and high-quality marketable securities that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. Encumbered assets include those liquid assets that have been pledged for collateral management purposes as well as restricted cash and deposits with banks.

26	CIBC FIRST QUARTER 2013

Liquid assets net of encumbrances constitute our unencumbered pool of liquid assets, and are summarized in the following table:

$ millions, as at	Jan. 31 2013	Oct. 31 2012 (1)
Cash and deposits with banks (2)	$1,631	$1,507
Securities (3)	65,351	63,882
NHA mortgage-backed securities (4)	20,583	19,187
Securities purchased under resale agreements	25,581	25,163
Cash collateral on securities borrowed	3,477	3,311
Total liquid assets	116,623	113,050
Encumbered liquid assets (5)	20,515	22,977
Unencumbered liquid assets	$96,108	$90,073
(1)	Certain information has been reclassified to conform to the presentation adopted in the current period.
(2)	Includes cash, non-interest bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(3)	Includes all trading, AFS and FVO securities other than the securities in our structured credit run-off business and private equity securities.
(4)	Reported in loans on our interim consolidated balance sheet.
(5)	Excludes interday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released to us at the end of the settlement cycle each day.

CIBC’s unencumbered liquid asset position increased by $6.0 billion or 7% from October 31, 2012. The change was primarily due to increases in AFS, trading and NHA mortgage-backed securities, and a decrease in our obligations related to securities sold under repurchase agreements (included in encumbered liquid assets).

CIBC’s total pledged assets, which include encumbered liquid assets presented in the table above, totalled $66.6 billion as at January 31, 2013 (October 31, 2012: $64.9 billion). These pledged assets are used primarily for securities lending and borrowing activities, secured borrowings, derivative transactions, and other clearing and settlement of payments and securities.

The following table summarizes unencumbered liquid assets held by CIBC parent bank and significant subsidiaries:

$ millions, as at	Jan. 31 2013	Oct. 31 2012
CIBC parent bank	$67,788	$63,800
Broker /dealer	18,561	15,940
Other significant subsidiaries	9,759	10,333
	$96,108	$90,073

Restrictions on the flow of funds

CIBC has certain subsidiaries that have separate regulatory capital and liquidity requirements, as established by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.

CIBC monitors and manages its capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in compliance with local regulations.

Funding

CIBC manages liquidity to meet both short and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels, consistent with CIBC’s desired liquidity profile.

CIBC’s funding strategy includes access to funding through retail deposits and wholesale funding and deposits. Personal deposits are a significant source of funding and totalled $119.1 billion as at January 31, 2013 (October 31, 2012: $118.2 billion). Our liquidity management framework applies deposit run-off assumptions, under a severe combined stress scenario, to determine core deposits.

CIBC’s wholesale funding strategy is to develop and maintain a sustainable funding base through which CIBC can access funding across many different depositors and investors, geographies, maturities, and funding instruments. The diversity of our funding profile across all of these variables is an important part of our funding strategy. CIBC maintains access to term wholesale funding through many channels such as wholesale deposits in Canada and the U.S., medium-term note programs in Canada, the U.S. and Europe, through our covered bond programme, through credit card securitization in Canada and the U.S., and through a number of mortgage securitization programs, as outlined in the tables below.

The following table provides the contractual maturities at carrying values of funding sourced by CIBC from the wholesale market:

$ millions, as at January 31, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	1 - 2 years	Over 2 years	Total
Deposits from banks	$1,568	$1,243	$271	$–	$–	$–	$3,082
Bearer deposit notes, certificates of deposit and bankers’ acceptances	4,520	3,099	1,663	956	833	5,566	16,637
Deposit and medium-term notes	680	3,835	4,878	12,095	6,319	15,227	43,034
Subordinated indebtedness	–	–	–	–	285	4,506	4,791
Mortgage securitization	–	–	1,620	8,739	5,947	16,828	33,134
Covered bonds	2,453	–	–	754	5,154	5,467	13,828
Cards securitization	–	103	926	837	1,491	2,597	5,954
	$9,221	$8,280	$9,358	$23,381	$20,029	$50,191	$120,460
Comprises:
Unsecured	$6,768	$8,177	$6,812	$13,051	$7,437	$25,299	$67,544
Secured	2,453	103	2,546	10,330	12,592	24,892	52,916
	$9,221	$8,280	$9,358	$23,381	$20,029	$50,191	$120,460
October 31, 2012 (1)	$6,608	$8,117	$10,346	$17,121	$22,182	$51,526	$115,900
(1)	Certain information has been reclassified to conform to the presentation adopted in the current period.

CIBC FIRST QUARTER 2013	27

The following table provides a currency breakdown, in Canadian dollar equivalent, of funding sourced by CIBC in the wholesale market:

$ billions, as at	Jan. 31 2013		Oct. 31 2012
CAD	$69.0	57%	$67.3	58%
USD	45.8	38	41.2	36
EUR	0.1	–	0.1	–
Other	5.6	5	7.3	6
	$120.5	100%	$115.9	100%

Funding plan

CIBC’s funding plan horizon is three years and is updated at least quarterly, or in response to material changes in underlying assumptions. The plan incorporates projected assets and liability growth from CIBC’s planning process, as well as expected funding maturities and inputs from the liquidity stress testing model. The funding plan is reviewed and approved by the ALCO.

Credit ratings

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. On October 26, 2012, Moody’s placed on review for downgrade the long-term debt and deposit ratings of six Canadian financial institutions including CIBC. Moody’s cited as their principal concerns: (i) high consumer debt levels and elevated housing prices; (ii) system-wide downside risks to the economic environment; and (iii) their assessment of the risks inherent in the banks’ capital markets activities. Subsequently, on January 28, 2013, Moody’s downgraded the long-term credit ratings of six Canadian financial institutions, including CIBC, by one notch. CIBC’s long-term rating was adjusted from Aa2 to Aa3 and has had no material impact on funding costs or our ability to access funding.

CIBC’s funding and liquidity levels remained stable and sound over the quarter and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.

Impact on collateral if there is a downgrade of CIBC’s credit rating

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at	Jan. 31 2013	Oct. 31 2012
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	1.2	1.5
Three-notch downgrade	2.3	2.6

Regulatory developments

There is ongoing cooperation between banks and regulators to implement BCBS liquidity standards, i.e., the LCR and the Net Stable Funding Ratio (NSFR), which are scheduled for implementation in January 2015 and January 2018, respectively, in addition to other supplemental reporting metrics. In January 2013, BCBS released revisions to the LCR metric. We currently monitor the LCR for regulatory and internal reporting purposes and NSFR reporting is provided quarterly to OSFI. Our liquidity management framework integrates liquidity management principles and guidelines recommended by BCBS. OSFI sets out prudential considerations relating to the liquidity risk management programs of Canadian federally regulated deposit-taking institutions in its Guideline B-6, “Liquidity Principles”. Significant revisions to the guideline went into effect in February 2012. BCBS guidelines are incorporated into this regulation, and in addition, the regulation requires us to measure liquidity risk using the NCCF test, and report compliance with NCCF requirements to our regulator.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

28	CIBC FIRST QUARTER 2013

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. CIBC models the behaviour of both assets and liabilities on a net cash flow basis by applying recommended regulatory stress assumptions against contractual maturities and contingent liability utilization, supplemented by business experience, to construct its behavioural balance sheet, which constitutes a key component of CIBC’s liquidity risk management framework.

$ millions, as at January 31, 2013	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$2,302	$–	$–	$–	$–	$2,302
Interest bearing deposits with banks	3,334	–	–	–	–	3,334
Securities	5,586	9,164	8,955	13,802	29,513	67,020
Cash collateral on securities borrowed	3,477	–	–	–	–	3,477
Securities purchased under resale agreements	25,581	–	–	–	–	25,581
Loans
Residential mortgages	21,029	55,219	63,413	9,347	–	149,008
Personal	4,886	258	–	708	28,933	34,785
Credit card	3,826	7,652	3,320	–	–	14,798
Business and government	10,377	14,201	4,815	15,226	–	44,619
Allowance for credit losses	–	–	–	–	(1,820)	(1,820)
Derivative instruments	4,021	4,878	3,580	12,606	–	25,085
Customers’ liability under acceptances	9,749	–	–	–	–	9,749
Other assets	–	–	–	–	14,845	14,845
	$94,168	$91,372	$84,083	$51,689	$71,471	$392,783
October 31, 2012	$89,615	$89,763	$91,134	$52,405	$70,468	$393,385
Liabilities
Deposits (1)(2)	$94,222	$52,960	$19,346	$12,885	$126,891	$306,304
Obligations related to securities sold short	12,313	–	–	–	–	12,313
Cash collateral on securities lent	1,460	–	–	–	–	1,460
Capital Trust securities	–	–	–	1,669	–	1,669
Obligations related to securities sold under repurchase agreements	4,516	–	–	–	–	4,516
Derivative instruments	4,198	5,008	3,423	11,922	–	24,551
Acceptances	9,797	–	–	–	–	9,797
Other liabilities	–	–	–	–	10,207	10,207
Subordinated indebtedness	–	285	–	4,506	–	4,791
	$126,506	$58,253	$22,769	$30,982	$137,098	$375,608
October 31, 2012 (3)	$120,621	$61,823	$26,898	$32,189	$134,816	$376,347
(1)	Deposits less than one year comprise: $24.0 billion (October 31, 2012: 22.4 billion) with contractual maturities less than three months; $24.7 billion (October 31, 2012: $18.7 billion) with contractual maturities within three to six months; and $45.5 billion (October 31, 2012: $43.7 billion) with contractual maturities within six to twelve months.
(2)	Comprises $119.1 billion (October 31, 2012: $118.2 billion) of personal deposits of which $114.9 billion (October 31, 2012: $113.6 billion) are in Canada and $4.2 billion (October 31, 2012: $4.6 billion) in other countries; $182.0 billion (October 31, 2012: $177.4 billion) of business and government deposits of which $147.2 billion (October 31, 2012: $143.4 billion) are in Canada and $34.8 billion (October 31, 2012: $34.0 billion) in other countries; and $5.2 billion (October 31, 2012: $4.7 billion) of bank deposits of which $1.8 billion (October 31, 2012: $1.5 billion) are in Canada and $3.4 billion (October 31, 2012: $3.2 billion) in other countries.
(3)	Certain information has been reclassified to conform to the presentation adopted in the current period.

CIBC’s net asset position remained unchanged relative to October 31, 2012. The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit and liquidity commitments

The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at January 31, 2013	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
Unutilized credit commitments	$125,932	$6,814	$16,484	$441	$149,671
Backstop liquidity facilities	3,207	–	–	–	3,207
Standby and performance letters of credit	6,342	679	602	381	8,004
Documentary and commercial letters of credit	300	–	–	–	300
	$135,781	$7,493	$17,086	$822	$161,182
October 31, 2012	$129,991	$10,988	$17,640	$1,480	$160,099

CIBC FIRST QUARTER 2013	29

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at January 31, 2013	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
Operating leases	$375	$677	$566	$1,370	$2,988
Purchase obligations (1)	631	813	490	203	2,137
Investment commitments (2)	159	–	–	–	159
Pension contributions (3)	182	–	–	–	182
Underwriting commitments	200	–	–	–	200
	$1,547	$1,490	$1,056	$1,573	$5,666
October 31, 2012	$1,626	$1,518	$1,051	$1,646	$5,841
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.
(3)	Includes estimated minimum pension contributions, and expected benefit payments for post-retirement medical and dental plans, the long-term disability plan, and related medical and dental benefits for disabled employees. Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2013 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

Strategic risk

Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.

Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Insurance risk

Insurance risk is the risk of a potential loss due to actual experience being different from that assumed in the design and pricing of an insurance product. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g. mortality, morbidity), policyholder behaviour (e.g. cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of insured risk in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our life reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries has primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, as well as independent Appointed Actuaries who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to countries.

CIBC’s risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.

The Governance and Control Committee (GCC) provides oversight on operational risk matters and our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong risk culture and internal control environment.

Operational risk management approach

We have developed a comprehensive framework supporting and governing the processes of identifying, assessing, managing, measuring, monitoring and reporting operational risks. Our approach to operational risk management focuses on mitigating operational losses by consistently applying and utilizing control-based approaches as well as risk-specific assessment tools. The transparency of information, timely escalation of key risk issues and clear accountability for issue resolution are major pillars of our approach. We also regularly review our risk governance structure to ensure that there is clarity and ownership of key risk areas.

We use a three lines of defence model to manage operational risk. Business lines are our first line of defence and have primary responsibility for the day-to-day management of operational risk inherent in their products and activities. Functionally independent governance groups, representing our second line of defence, are responsible for maintaining a robust operational risk management framework and providing operational risk oversight. Our third line of defence is Internal Audit who independently opines on the design and operating effectiveness of the controls that support our operational risk management program.

Managing operational risk

To identify and assess our operational risk exposures, we utilize numerous risk assessment tools, including risk and control self-assessments, scenario analyses, audit findings, internal and external loss event analyses, key risk indicators, change management approval processes (including approval of new initiatives and products) as well as comparative analyses.

30	CIBC FIRST QUARTER 2013

In conducting risk assessments, we bring together subject matter experts from across the organization to share expertise and to identify improvements to risk identification, measurement, and control processes. Our operational risk management framework also requires risk assessments to undergo rigorous independent reviews and challenges from governance groups in their respective areas of expertise.

We continuously monitor our operational risk profile to ensure that any adverse changes are addressed in a timely manner. Tools such as key risk indicators are used to identify changes in our risk profile before the risks become acute. Our risk monitoring processes support a comprehensive risk reporting program to both senior management and the Board.

Our primary tool for mitigating our operational risk exposure is a robust internal control environment. Our internal control framework highlights critical internal controls across the bank which are subjected to ongoing testing and review to ensure that they are effective in mitigating our operational risk exposures. In addition, we maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.

Risk measurement

We use the Advanced Measurement Approach (AMA), a risk-sensitive method prescribed by BCBS, to quantify our operational risk exposure in the form of operational risk regulatory capital. We determine operational risk capital using a loss distribution approach that uses outputs from our risk assessment tools, including actual internal loss experiences, loss scenarios based on internal/external loss data and management expertise, audit findings and the results of risk and control self-assessments.

Under AMA, we are permitted to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

We attribute operational risk capital at the line of business level. Capital represents the “worst-case loss” within a 99.9% confidence level and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely low. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

The results of the capital calculations are internally backtested each quarter, and the overall methodology is independently validated by the Risk Management Validation group to ensure that the assumptions applied are reasonable and conservative.

For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.

Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.

The RMC provides oversight of the management of reputation and legal risks. The identification, consideration and prudent, proactive management of potential reputation and legal risks is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to reputation and legal risks. The policy is supplemented by business procedures for identifying and escalating transactions to the Reputation and Legal Risk Committee that could pose material reputation risk and/or legal risk.

Regulatory risk

Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.

Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Legislative Compliance Management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients that help protect the integrity of the capital markets.

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2011, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with Corporate Services, Marketing, Communications and Public Affairs, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.

CIBC FIRST QUARTER 2013	31

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2012 Annual Report. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. The key management judgments and estimates remain substantially unchanged from those described on pages 69 to 74 of the 2012 Annual Report.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured retail deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models that utilize predominantly observable market inputs (Level 2) or one or more significant non-observable market inputs (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on predominantly non-observable market inputs (Level 3), for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 1 to the interim consolidated financial statements.

	2013 Jan. 31			2012 Oct. 31
$ millions, as at	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business		Total CIBC	Total CIBC (1)
Financial assets
Trading securities and loans	$838	$846	2.0%	$628		$640	1.6%
AFS securities	22	1,225	4.7	22	(2)	1,370	5.5
FVO securities	167	167	55.1	170		170	55.9
Derivative instruments	514	585	2.3	591		683	2.5
	$1,541	$2,823	3.0%	1,411		2,863	3.1%
Financial liabilities
Deposits and other liabilities (3)	$485	$656	30.0%	$428		$597	28.7%
Derivative instruments	568	648	2.6	1,315		1,402	5.2
	$1,053	$1,304	3.3%	1,743		1,999	4.7%
(1)	Represents percentage of Level 3 financial assets and liabilities to the total financial assets and liabilities in each reported category in Note 1 of our interim consolidated financial statements.
(2)	Restated.
(3)	Includes FVO deposits and bifurcated embedded derivatives.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs. During the fourth quarter of 2012, in order to reflect the observed market practice of pricing collateralized derivatives using the OIS curve, we amended our valuation approach to use OIS curves as the discount rate in place of LIBOR. Market practices continue to evolve concerning the use and construction of OIS curves that best reflect the nature of the underlying collateral.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at	2013 Jan. 31	2012 Oct. 31
Securities
Market risk	$2	$3
Derivatives
Market risk	54	53
Credit risk	97	137
Administration costs	5	5
Total valuation adjustments	$158	$198

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

32	CIBC FIRST QUARTER 2013

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default (PD) factors associated with each risk rating, as well as estimates of loss given default (LGD). The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

For further details on allowance for credit losses, see Note 4 to the interim consolidated financial statements.

Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period.

Amounts are accrued if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The following developments occurred during the quarter:

•

We recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.

•	In Green v. Canadian Imperial Bank of Commerce, et al., the plaintiffs filed an appeal to the Ontario Court of Appeal which will be heard in May 2013.
•	In Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc., the plaintiffs filed an appeal to the Ontario Divisional Court, which will be heard in February 2013.
•	In the mortgage prepayment class actions, the motion for class certification in Sherry v. CIBC Mortgages Inc. is scheduled to be heard in August 2013.
•

Four additional proposed class actions (Fuze Salon v. BofA Canada Bank, et al., 1023926 Alberta Ltd. v. Bank of America Corporation, et al., The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al., Hello Baby Equipment Inc. v. BofA Canada Bank, et al.) were commenced in western Canada against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of merchants who accepted payment by Visa or MasterCard from 2001 to present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. These matters are similar to previously filed and disclosed proposed class actions relating to default interchange rates and merchant discount fees.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2012 annual consolidated financial statements, and no significant new matters have arisen during the quarter ended January 31, 2013.

CIBC FIRST QUARTER 2013	33

Asset impairment

As at January 31, 2013, we had goodwill of $1,700 million (October 31, 2012: $1,701 million) and other intangible assets with an indefinite life of $136 million (October 31, 2012: $136 million). Goodwill is not amortized, but is assessed, at least annually and when there are events or changes in circumstances to indicate that the carrying amount may not be recoverable, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell or value in use. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

We performed our annual impairment testing in the fourth quarter of 2012 and did not record any impairment at that time. During the quarter, there were no events or changes in circumstances to indicate that the carrying amounts may not be recoverable and hence no further testing was conducted.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled. Where the temporary differences will not reverse in the foreseeable future, no deferred tax amount is recognized. As at January 31, 2013, we had a deferred income tax asset of $467 million (October 31, 2012: $457 million) and a deferred income tax liability of $36 million (October 31, 2012: $37 million). We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards. Although realization is not assured, we believe, based on all the available evidence, it is probable that the remaining deferred income tax asset will be realized.

For further details on our income taxes, see Note 9 to the interim consolidated financial statements.

Post-employment and other long-term benefit plans

We sponsor a number of benefit plans to eligible employees, including registered pension plans, supplemental pension plans, and health, dental, disability and life insurance plans. The pension plans provide benefits based on years of service, contributions and average earnings at retirement.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, expected rates of return on assets, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and are approved by management. The actuarial assumptions used for determining net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period.

The discount rate assumption used in determining net defined benefit expense reflects market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian post-employment and other long-term benefit plans, we estimate the yields of high-quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and, as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details on post-employment benefit plan expense, see Note 8 to the interim consolidated financial statements.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2013, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2013, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

34	CIBC FIRST QUARTER 2013

Interim consolidated financial statements

(Unaudited)

Contents

36	Consolidated balance sheet
37	Consolidated statement of income
38	Consolidated statement of comprehensive income
39	Consolidated statement of changes in equity
40	Consolidated statement of cash flows
41	Notes to the interim consolidated financial statements

41	Note 1	–	Fair value of financial instruments
43	Note 2	–	Significant disposition
43	Note 3	–	Securities
44	Note 4	–	Loans
45	Note 5	–	Structured entities and derecognition of financial assets
46	Note 6	–	Deposits

47	Note 7	–	Share capital
47	Note 8	–	Post-employment benefit expense
48	Note 9	–	Income taxes
48	Note 10	–	Earnings per share
48	Note 11	–	Contingent liabilities and provision
49	Note 12	–	Segmented information

CIBC FIRST QUARTER 2013	35

Consolidated balance sheet

Unaudited, $ millions, as at	2013 Jan. 31	2012 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$2,302	$2,613
Interest-bearing deposits with banks	3,334	2,114
Securities
Trading	40,839	40,330
Available-for-sale (AFS) (Note 3)	25,878	24,700
Designated at fair value (FVO)	303	304
	67,020	65,334
Cash collateral on securities borrowed	3,477	3,311
Securities purchased under resale agreements	25,581	25,163
Loans
Residential mortgages	149,008	150,056
Personal	34,785	35,323
Credit card	14,798	15,153
Business and government	44,619	43,624
Allowance for credit losses (Note 4)	(1,820)	(1,860)
	241,390	242,296
Other
Derivative instruments	25,085	27,039
Customers’ liability under acceptances	9,749	10,436
Land, buildings and equipment	1,665	1,683
Goodwill	1,700	1,701
Software and other intangible assets	673	656
Investments in equity-accounted associates and joint ventures	1,589	1,635
Other assets	9,218	9,404
	49,679	52,554
	$392,783	$393,385
LIABILITIES AND EQUITY
Deposits (Note 6)
Personal	$119,148	$118,153
Business and government	129,022	125,055
Bank	5,218	4,723
Secured borrowings	52,916	52,413
	306,304	300,344
Obligations related to securities sold short	12,313	13,035
Cash collateral on securities lent	1,460	1,593
Capital Trust securities	1,669	1,678
Obligations related to securities sold under repurchase agreements	4,516	6,631
Other
Derivative instruments	24,551	27,091
Acceptances	9,797	10,481
Other liabilities	10,207	10,671
	44,555	48,243
Subordinated indebtedness	4,791	4,823
Equity
Preferred shares	1,706	1,706
Common shares (Note 7)	7,765	7,769
Contributed surplus	79	85
Retained earnings	7,229	7,042
Accumulated other comprehensive income (AOCI)	230	264
Total shareholders’ equity	17,009	16,866
Non-controlling interests	166	172
Total equity	17,175	17,038
	$392,783	$393,385

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

36	CIBC FIRST QUARTER 2013

Consolidated statement of income

Unaudited, $ millions, except as noted, for the three months ended	2013 Jan. 31	2012 (1) Oct. 31	2012 Jan. 31
Interest income
Loans	$2,474	$2,494	$2,540
Securities	403	377	388
Securities borrowed or purchased under resale agreements	88	87	76
Deposits with banks	11	11	11
	2,976	2,969	3,015
Interest expense
Deposits	904	895	915
Securities sold short	83	84	87
Securities lent or sold under repurchase agreements	30	30	52
Subordinated indebtedness	52	52	52
Capital Trust securities	34	36	36
Other	18	24	31
	1,121	1,121	1,173
Net interest income	1,855	1,848	1,842
Non-interest income
Underwriting and advisory fees	106	118	107
Deposit and payment fees	191	194	190
Credit fees	118	111	97
Card fees	156	152	164
Investment management and custodial fees	112	110	102
Mutual fund fees	240	230	212
Insurance fees, net of claims	85	92	82
Commissions on securities transactions	101	98	101
Trading income (loss)	14	(17)	45
AFS securities gains, net	72	61	52
FVO losses, net	(3)	(4)	(8)
Foreign exchange other than trading	4	9	30
Income from equity-accounted associates and joint ventures	25	44	62
Other	105	113	79
	1,326	1,311	1,315
Total revenue	3,181	3,159	3,157
Provision for credit losses (Note 4)	265	328	338
Non-interest expenses
Employee compensation and benefits	1,082	1,001	1,013
Occupancy costs	168	182	173
Computer, software and office equipment	247	266	241
Communications	77	74	79
Advertising and business development	47	69	49
Professional fees	36	45	39
Business and capital taxes	17	12	13
Other	313	180	184
	1,987	1,829	1,791
Income before income taxes	929	1,002	1,028
Income taxes	131	150	193
Net income	$798	$852	$835
Net income attributable to non-controlling interests	$2	$2	$3
Preferred shareholders	$25	$29	$56
Common shareholders	771	821	776
Net income attributable to equity shareholders	$796	$850	$832
Earnings per share (in dollars) (Note 10)
– Basic	$1.91	$2.02	$1.94
– Diluted	1.91	2.02	1.93
Dividends per common share (in dollars)	0.94	0.94	0.90
(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current period.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2013	37

Consolidated statement of comprehensive income

Unaudited, $ millions, for the three months ended	2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Net income	$798	$852	$835
Other comprehensive income (OCI), net of tax, that may be recycled to profit or loss
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(21)	36	41
Net (gains) losses on investments in foreign operations reclassified to net income	–	–	1
Net gains (losses) on hedges of investments in foreign operations	11	(50)	(19)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	–	(1)
	(10)	(14)	22
Net change in AFS securities
Net gains (losses) on AFS securities	20	36	85
Net (gains) losses on AFS securities reclassified to net income	(52)	(48)	(40)
	(32)	(12)	45
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	28	21	3
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(20)	(15)	5
	8	6	8
Total OCI (1)	(34)	(20)	75
Comprehensive income	$764	$832	$910
Comprehensive income attributable to non-controlling interests	$2	$2	$3
Preferred shareholders	$25	$29	$56
Common shareholders	737	801	851
Comprehensive income attributable to equity shareholders	$762	$830	$907
(1)	Includes $1 million of gains for the quarter ended January 31, 2013 (October 31, 2012: $5 million of gains; January 31, 2012: $3 million of gains) relating to our investments in equity-accounted associates and joint ventures.

Unaudited, $ millions, for the three months ended	2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$1	$(9)	$(1)
Net gains (losses) on hedges of investments in foreign operations	(2)	7	5
	(1)	(2)	4
Net change in AFS securities
Net gains (losses) on AFS securities	(12)	(7)	(34)
Net (gains) losses on AFS securities reclassified to net income	20	18	15
	8	11	(19)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(10)	(4)	(2)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	7	5	(1)
	(3)	1	(3)
	$4	$10	$(18)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

38	CIBC FIRST QUARTER 2013

Consolidated statement of changes in equity

Unaudited, $ millions, for the three months ended	2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Preferred shares
Balance at beginning of period	$1,706	$2,006	$2,756
Redemption of preferred shares	–	(300)	(450)
Balance at end of period	$1,706	$1,706	$2,306
Common shares
Balance at beginning of period	$7,769	$7,744	$7,376
Issue of common shares	59	64	161
Purchase of common shares for cancellation	(64)	(39)	–
Treasury shares	1	–	–
Balance at end of period	$7,765	$7,769	$7,537
Contributed surplus
Balance at beginning of period	$85	$87	$93
Stock option expense	1	1	3
Stock options exercised	(6)	(3)	(9)
Other	(1)	–	–
Balance at end of period	$79	$85	$87
Retained earnings
Balance at beginning of period	$7,042	$6,719	$5,457
Net income attributable to equity shareholders	796	850	832
Dividends
Preferred	(25)	(29)	(38)
Common	(379)	(381)	(360)
Premium on redemption of preferred shares	–	–	(18)
Premium on purchase of common shares for cancellation	(205)	(118)	–
Other	–	1	–
Balance at end of period	$7,229	$7,042	$5,873
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of period	$(88)	$(74)	$(88)
Net change in foreign currency translation adjustments	(10)	(14)	22
Balance at end of period	$(98)	$(88)	$(66)
Net gains (losses) on AFS securities
Balance at beginning of period	$350	$362	$338
Net change in AFS securities	(32)	(12)	45
Balance at end of period	$318	$350	$383
Net gains (losses) on cash flow hedges
Balance at beginning of period	$2	$(4)	$(5)
Net change in cash flow hedges	8	6	8
Balance at end of period	$10	$2	$3
Total AOCI, net of tax	$230	$264	$320
Non-controlling interests
Balance at beginning of period	$172	$167	$164
Net income attributable to non-controlling interests	2	2	3
Dividends	(2)	–	(2)
Other	(6)	3	(2)
Balance at end of period	$166	$172	$163
Equity at end of period	$17,175	$17,038	$16,286

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2013	39

Consolidated statement of cash flows

Unaudited, $ millions, for the three months ended	2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Cash flows provided by (used in) operating activities
Net income	$798	$852	$835
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	265	328	338
Amortization (1)	82	83	91
Stock option expense	1	1	3
Deferred income taxes	(14)	15	15
AFS securities gains, net	(72)	(61)	(52)
Net gains on disposal of land, buildings and equipment	(2)	(14)	–
Other non-cash items, net	(71)	(102)	131
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(1,220)	4,366	(1,084)
Loans, net of repayments	446	854	(2,951)
Deposits, net of withdrawals	6,189	(4,592)	6,036
Obligations related to securities sold short	(722)	1,091	(1,957)
Accrued interest receivable	67	(81)	5
Accrued interest payable	(296)	279	(368)
Derivative assets	1,927	1,721	(3,095)
Derivative liabilities	(2,536)	(1,986)	3,616
Trading securities	(509)	(1,183)	(2,869)
FVO securities	1	20	67
Other FVO assets and liabilities	54	(95)	125
Current income taxes	(415)	(22)	(555)
Cash collateral on securities lent	(133)	(691)	(649)
Obligations related to securities sold under repurchase agreements	(2,115)	(1,896)	2,282
Cash collateral on securities borrowed	(166)	679	(28)
Securities purchased under resale agreements	(418)	3,842	2,806
Other, net	314	(263)	(354)
	1,455	3,145	2,388
Cash flows provided by (used in) financing activities
Redemption of preferred shares	–	(300)	(468)
Issue of common shares for cash	53	61	152
Purchase of common shares for cancellation	(269)	(157)	–
Net proceeds from treasury shares	1	–	–
Dividends paid	(404)	(410)	(398)
	(619)	(806)	(714)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(6,642)	(7,691)	(14,408)
Proceeds from sale of AFS securities	2,702	3,608	6,727
Proceeds from maturity of AFS securities	2,793	2,147	6,087
Net cash used in acquisitions	–	(30)	(3)
Net cash provided by dispositions	41	42	–
Net purchase of land, buildings and equipment	(39)	(117)	(45)
	(1,145)	(2,041)	(1,642)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(2)	(4)	2
Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(311)	294	34
Cash and non-interest-bearing deposits with banks at beginning of period	2,613	2,319	1,481
Cash and non-interest-bearing deposits with banks at end of period (2)	$2,302	$2,613	$1,515
Cash interest paid	$1,417	$842	$1,541
Cash income taxes paid	560	157	733
Cash interest and dividends received	3,043	3,056	3,020
(1)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balance of $269 million (October 31, 2012: $270 million; January 31, 2012: $252 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

40	CIBC FIRST QUARTER 2013

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. There are no accounting requirements of OSFI that are exceptions to IFRS. These interim consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Statements”. These interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2012, as set out on pages 84 to 176 of the 2012 Annual Report. All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on February 27, 2013.

1.	Fair value of financial instruments

The tables below present the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the interim consolidated balance sheet are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2013 Jan. 31	2012 Oct. 31	2013 Jan. 31	2012 Oct. 31	2013 Jan. 31	2012 Oct. 31	2013 Jan. 31	2012 Oct. 31
Financial assets
Trading securities
Government issued or guaranteed	$1,662	$2,052	$7,291	$8,468	$–	$–	$8,953	$10,520
Corporate equity	24,660	23,693	4,182	3,600	–	–	28,842	27,293
Corporate debt	–	–	1,670	1,351	–	–	1,670	1,351
Mortgage- and asset-backed	–	–	536	538	838	628	1,374	1,166
	$26,322	$25,745	$13,679	$13,957	$838	$628	$40,839	$40,330
Trading loans
Business and government	$1,409	$866	$103	$27	$8	$12	$1,520	$905
AFS securities
Government issued or guaranteed	$1,357	$1,889	$16,908	$15,389	$–	$–	$18,265	$17,278
Corporate equity	21	14	–	1	650	639	671	654
Corporate debt	–	–	5,218	4,977	21	21	5,239	4,998
Mortgage- and asset-backed	–	–	1,149	1,060	554	710	1,703	1,770
	$1,378	$1,903	$23,275	$21,427	$1,225	$1,370	$25,878	$24,700
FVO securities
Government issued or guaranteed	$–	$–	$46	$47	$–	$–	$46	$47
Corporate debt	–	–	90	87	–	–	90	87
Asset-backed	–	–	–	–	167	170	167	170
	$–	$–	$136	$134	$167	$170	$303	$304
FVO securities purchased under resale agreements	$–	$–	$38	$38	$–	$–	$38	$38
Derivative instruments
Interest rate	$3	$12	$17,781	$20,166	$71	$80	$17,855	$20,258
Foreign exchange	–	–	5,850	5,386	–	–	5,850	5,386
Credit	–	–	–	–	514	591	514	591
Equity	39	33	278	209	–	12	317	254
Precious metal	6	7	11	15	–	–	17	22
Other commodity	89	193	443	335	–	–	532	528
	$137	$245	$24,363	$26,111	$585	$683	$25,085	$27,039
Total financial assets	$29,246	$28,759	$61,594	$61,694	$2,823	$2,863	$93,663	$93,316
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(1,533)	$(1,483)	$(656)	$(597)	$(2,189)	$(2,080)
Obligations related to securities sold short	(7,668)	(6,805)	(4,645)	(6,230)	–	–	(12,313)	(13,035)
	$(7,668)	$(6,805)	$(6,178)	$(7,713)	$(656)	$(597)	$(14,502)	$(15,115)
Derivative instruments
Interest rate	$(2)	$–	$(17,068)	$(19,540)	$(76)	$(85)	$(17,146)	$(19,625)
Foreign exchange	–	–	(5,182)	(4,556)	–	–	(5,182)	(4,556)
Credit	–	–	–	–	(568)	(1,315)	(568)	(1,315)
Equity	(41)	(18)	(1,109)	(936)	(4)	(2)	(1,154)	(956)
Precious metal	(9)	(18)	(6)	(13)	–	–	(15)	(31)
Other commodity	(112)	(101)	(374)	(507)	–	–	(486)	(608)
	$(164)	$(137)	$(23,739)	$(25,552)	$(648)	$(1,402)	$(24,551)	$(27,091)
Total financial liabilities	$(7,832)	$(6,942)	$(29,917)	$(33,265)	$(1,304)	$(1,999)	$(39,053)	$(42,206)
(1)	Comprises FVO deposits of $1,518 million (October 31, 2012: $1,488 million), FVO secured borrowings of $362 million (October 31, 2012: $365 million), bifurcated embedded derivatives of $252 million (October 31, 2012: $184 million), FVO other liabilities of $7 million (October 31, 2012: $3 million), and other financial liabilities measured at fair value of $50 million (October 31, 2012: $40 million).

During the quarter, we transferred $12 million of certain bifurcated embedded derivatives from Level 3 to Level 2 due to availability of market observable inputs.

CIBC FIRST QUARTER 2013	41

The net gain recognized in the interim consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the quarter ended January 31, 2013 was $47 million (a net gain of $74 million and $23 million for the quarters ended October 31, 2012 and January 31, 2012, respectively.)

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Jan. 31, 2013
Trading securities
Mortgage- and asset-backed	$628	$47	$87	$–	$–	$–	$162	$–	$–	$(86)	$838
Trading loans
Business and government	12	–	–	–	–	–	–	–	(4)	–	8
AFS securities
Corporate equity	639	14	–	4	–	–	24	–	(31)	–	650
Corporate debt	21	–	–	–	–	–	–	–	–	–	21
Mortgage- and asset-backed	710	4	–	(3)	–	–	–	–	–	(157)	554
FVO securities
Asset-backed	170	4	10	–	–	–	–	–	–	(17)	167
Derivative instruments
Interest rate	80	5	(9)	–	–	–	–	–	–	(5)	71
Credit	591	(6)	(49)	–	–	–	–	–	–	(22)	514
Equity	12	–	–	–	–	–	–	–	–	(12)	–
Total assets	$2,863	$68	$39	$1	$–	$–	$186	$–	$(35)	$(299)	$2,823
Deposits and other liabilities (3)	$(597)	$(12)	$(108)	$–	$–	$12	$–	$(32)	$–	$81	$(656)
Derivative instruments
Interest rate	(85)	(5)	9	–	–	–	–	–	–	5	(76)
Credit	(1,315)	22	36	–	–	–	–	–	–	689	(568)
Equity	(2)	–	(2)	–	–	–	–	–	–	–	(4)
Total liabilities	$(1,999)	$5	$(65)	$–	$–	$12	$–	$(32)	$–	$775	$(1,304)
Oct. 31, 2012
Trading securities
Mortgage- and asset-backed	$611	$11	$25	$–	$–	$–	$1	$–	$–	$(20)	$628
Trading loans
Business and government	16	–	(4)	–	–	–	–	–	–	–	12
AFS securities
Corporate equity	668	14	(10)	(17)	–	–	8	–	(24)	–	639
Corporate debt	65	44	(2)	(31)	–	–	–	–	(51)	(4)	21
Mortgage- and asset-backed	863	–	–	4	–	–	–	–	–	(157)	710
FVO securities
Asset-backed	195	16	18	–	–	–	–	–	(18)	(41)	170
Derivative instruments
Interest rate	82	2	(2)	–	–	–	–	–	–	(2)	80
Credit	758	(4)	(142)	–	–	–	–	–	–	(21)	591
Equity	9	–	3	–	–	–	–	–	–	–	12
Total assets	$3,267	$83	$(114)	$(44)	$–	$–	$9	$–	$(93)	$(245)	$2,863
Deposits and other liabilities (3)	$(582)	$(1)	$(24)	$–	$–	$27	$(3)	$(6)	$(20)	$12	$(597)
Derivative instruments
Interest rate	(89)	(11)	2	–	–	–	–	–	–	13	(85)
Credit	(1,494)	11	126	–	–	–	–	–	–	42	(1,315)
Equity	(3)	1	1	–	–	–	–	–	–	(1)	(2)
Total liabilities	$(2,168)	$–	$105	$–	$–	$27	$(3)	$(6)	$(20)	$66	$(1,999)
(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $530 million (October 31, 2012: $472 million) and bifurcated embedded derivatives of $123 million (October 31, 2012: $122 million).

Sensitivity of Level 3 financial assets and liabilities

Valuation techniques using predominantly non-observable market inputs are used for a number of financial instruments including our structured credit run-off business.

Asset-backed securities (ABS) are sensitive to credit spreads, which we consider to be a non-observable market input.

AFS privately issued equity and debt securities are sensitive to non-observable assumptions and inputs such as projected cash flow and earnings multiples.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

42	CIBC FIRST QUARTER 2013

The effect of changing one or more of the assumptions used to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.

Our unhedged non-U.S. residential mortgage market (USRMM) structured credit positions are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes and internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $72 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $5 million, assuming current credit valuation adjustment (CVA) ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $19 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would result in no significant gain or loss, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $23 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $55 million.

A 10% reduction in the MTM of our AFS privately issued equity and debt securities that are valued using non-observable inputs such as projected cash flows and earnings multiples, would result in a decrease in OCI of approximately $66 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation assumptions and extrapolated credit spreads, would result in a gain of approximately $5 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques and correlation assumptions, would result in a gain of approximately $12 million.

FVO liabilities

The impacts of changes in CIBC’s own credit risk on our outstanding FVO liabilities were gains of $1 million for the quarter ended January 31, 2013 and less than $1 million cumulatively (losses of less than $1 million for the quarter ended January 31, 2012 and cumulatively).

As at January 31, 2013, the total contractual settlement amount of the FVO deposits was $12 million lower (October 31, 2012: $5 million lower) than its fair value.

2.	Significant disposition

Private wealth management (Asia)

On January 25, 2013, CIBC sold its stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, which was included in International banking within Corporate and Other, provided private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion. As a result, CIBC recognized a gain, net of associated expenses, of $16 million ($16 million after-tax) during the quarter. CIBC’s other businesses in Asia are unaffected by this transaction.

3.	Securities

Fair value of AFS securities

$ millions, as at	2013 Jan. 31				2012 Oct. 31
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$7,468	$45	$(2)	$7,511	$6,683	$84	$(2)	$6,765
Other Canadian governments	4,595	30	–	4,625	4,197	28	(2)	4,223
U.S. Treasury and agencies	4,070	15	(19)	4,066	4,393	14	(8)	4,399
Other foreign governments	2,055	25	(17)	2,063	1,885	24	(18)	1,891
Mortgage-backed securities	1,117	7	(1)	1,123	1,004	19	–	1,023
Asset-backed securities	572	8	–	580	736	11	–	747
Corporate public debt	5,167	75	(12)	5,230	4,938	69	(18)	4,989
Corporate private debt	5	4	–	9	5	4	–	9
Corporate public equity	9	13	–	22	5	11	–	16
Corporate private equity	385	264	–	649	378	260	–	638
	$25,443	$486	$(51)	$25,878	$24,224	$524	$(48)	$24,700

As at January 31, 2013, the amortized cost of 117 AFS securities that are in a gross unrealized loss position (October 31, 2012: 100 securities) exceeded their fair value by $51 million (October 31, 2012: $48 million). The securities that have been in a gross unrealized loss position for more than a year include 3 AFS securities (October 31, 2012: 6 securities), with a gross unrealized loss of less than $1 million (October 31, 2012: less than $1 million).

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. During the quarter ended January 31, 2013, we have not reclassified any securities.

CIBC FIRST QUARTER 2013	43

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at	2013 Jan. 31		2012 Oct. 31
	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables	$3,812	$ 3,839	$3,864	$3,940
Trading assets previously reclassified to AFS	12	12	14	14
Total financial assets reclassified	$3,824	$ 3,851	$3,878	$3,954

$ millions, for the three months ended	2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Net income (before taxes) recognized on assets reclassified
Interest income	$16	$ 19	$ 27
Impairment write-downs	–	(34)	–
	$16	$ (15)	$ 27
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made
On trading assets previously reclassified to loans and receivables	$24	$ 22	$ 24
On trading assets previously reclassified to AFS	–	1	–
	$24	$ 23	$ 24

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

4.	Loans

Allowance for credit losses

$ millions, for the three months ended			2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
	Individual allowance	Collective allowance	Total allowance	Total allowance	Total allowance
Balance at beginning of period	$475	$1,441	$1,916	$1,936	$1,851
Provision for credit losses	30	235	265	328	338
Write-offs	(54)	(282)	(336)	(380)	(322)
Recoveries	–	44	44	43	40
Interest income on impaired loans	(6)	(3)	(9)	(10)	(16)
Other	1	–	1	(1)	4
Balance at end of period	$446	$1,435	$1,881	$1,916	$1,895
Comprises:
Loans	$446	$1,374	$1,820	$1,860	$1,849
Undrawn credit facilities (1)	–	61	61	56	46
(1)	Included in Other liabilities on the interim consolidated balance sheet.

Impaired loans

$ millions, as at				2013 Jan. 31	2012 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Net impaired
Residential mortgages	$481	$1	$50	$430	$427
Personal	276	8	174	94	83
Business and government	992	437	21	534	636
Total impaired loans (2)	$1,749	$446	$245	$1,058	$1,146
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have collective allowance of $1,190 million (October 31, 2012: $1,195 million) on balances which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended January 31, 2013 totalled $1,794 million (for the quarter ended October 31, 2012: $1,872 million).

44	CIBC FIRST QUARTER 2013

Contractually past due loans but not impaired

$ millions, as at				2013 Jan. 31	2012 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$ 1,801	$679	$ 255	$2,735	$2,732
Personal	459	107	25	591	564
Credit card	700	205	133	1,038	1,060
Business and government	124	99	19	242	284
	$ 3,084	$1,090	$ 432	$4,606	$4,640

5.	Structured entities and derecognition of financial assets

Structured entities

Structured entities are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities include special purpose entities which are entities that are created to accomplish a narrow and well-defined objective.

We consolidate a structured entity when the substance of the relationship indicates that we control the structured entity.

Details of our consolidated and non-consolidated structured entities are provided on pages 117 and 118 of the 2012 Annual Report.

With respect to our Covered Bond Programme as at January 31, 2013, $14.6 billion of mortgages with a fair value of $14.7 billion (October 31, 2012: $14.6 billion with a fair value of $14.7 billion) supported associated covered bond liabilities of $13.8 billion with a fair value of $13.9 billion (October 31, 2012: $13.9 billion with a fair value of $14.0 billion).

With respect to Cards II Trust and Broadway Trust entities as at January 31, 2013, $6.0 billion of credit card receivable assets with a fair value of $6.0 billion (October 31, 2012: $5.0 billion with a fair value of $5.0 billion) supported associated funding liabilities of $6.0 billion with a fair value of $6.0 billion (October 31, 2012: $4.9 billion with a fair value of $5.0 billion).

As at January 31, 2013, there were $1.5 billion (October 31, 2012: $1.6 billion) of total assets in our non-consolidated multi-seller conduits. Our on-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on structured entity reference assets. The impact of CVA is not considered in the table below.

	CIBC sponsored conduits	CIBC structured collateralized debt obligation vehicles			Pass-through investment structures	Commercial mortgage securitization trust
			Third-party structured vehicles
$ millions, as at January 31, 2013			Run-off	Continuing
On-balance sheet assets at carrying value (1)
Trading securities	$15	$7	$831	$158	$2,716	$2
AFS securities	–	–	2	582	–	–
FVO securities	–	–	167	–	–	–
Loans	81	222	3,449	25	–	–
Derivatives (2)	–	–	–	–	12	–
	$96	$229	$4,449	$765	$2,728	$2
October 31, 2012	$103	$232	$4,313	$1,004	$2,259	$1
On-balance sheet liabilities at carrying value (1)
Derivatives (2)	$–	$20	$466	$–	$197	$–
October 31, 2012	$–	$23	$1,198	$–	$151	$–
Maximum exposure to loss, net of hedges
Investment and loans	$96	$229	$4,449	$765	$2,716	$2
Notional of written derivatives, less fair value losses	–	190	3,043	–	–	–
Liquidity and credit facilities	1,464	42	370	25	–	–
Less: hedges of investments, loans and written derivatives exposure	–	(295)	(6,551)	–	(2,716)	–
	$1,560	$166	$1,311	$790	$–	$2
October 31, 2012	$1,657	$100	$1,360	$1,027	$–	$1
(1)	Excludes structured entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(2)	Comprises written credit default swaps and total return swaps under which we assume exposures and excludes all other derivatives.

CIBC FIRST QUARTER 2013	45

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 120 of the 2012 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2013 Jan. 31		2012 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgages securitizations (1)	$32,373	$32,437	$32,409	$32,528
Securities held by counterparties as collateral under repurchase agreements (2) (3)	712	712	1,795	1,795
Securities lent for securities collateral (2) (3)	8,058	8,058	5,324	5,324
	$41,143	$41,207	$39,528	$39,647
Carrying amount of associated liabilities	$41,905	$41,891	$40,762	$40,830
(1)	Includes $4.3 billion (October 31, 2012: $4.0 billion) of mortgages underlying mortgage-backed securities held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $976 million (October 31, 2012: $1,196 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.

Additionally, we securitized $23.8 billion with a fair value of $23.9 billion (October 31, 2012: $22.7 billion with a fair value of $22.8 billion) of mortgages that were not transferred to external parties.

6.	Deposits (1)(2)

$ millions, as at				2013 Jan. 31	2012 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	Total	Total
Personal	$8,440	$69,105	$41,603	$119,148	$118,153
Business and government	29,279	18,392	81,351	129,022	125,055
Bank	1,668	7	3,543	5,218	4,723
Secured borrowings (6)	–	–	52,916	52,916	52,413
	$39,387	$87,504	$179,413	$306,304	$300,344
Comprised of:
Held at amortized cost				$304,424	$298,491
Designated at fair value				1,880	1,853
				$306,304	$300,344
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$30,248	$29,717
In foreign offices				2,476	2,592
Interest-bearing deposits
In domestic offices				233,649	228,790
In foreign offices				39,432	38,808
U.S. federal funds purchased				499	437
				$306,304	$300,344
(1)	Includes deposits of $67.5 billion (October 31, 2012: $66.8 billion) denominated in U.S. dollars and deposits of $7.7 billion (October 31, 2012: $6.5 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $1,174 million (October 31, 2012: $1,127 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

46	CIBC FIRST QUARTER 2013

7.	Share capital

Common shares

$ millions, except number of shares, for the three months ended		2013 Jan. 31		2012 Oct. 31			2012 Jan. 31
	Number of shares	Amount	Number of shares	Amount		Number of shares	Amount
Balance at beginning of period	404,484,938	$7,769	405,626,082	$7,744		400,534,211	$7,376
Issuance pursuant to:
Stock option plans	535,386	38	276,397	17		573,490	39
Shareholder investment plan (1)	7,672	1	291,216	23		1,319,517	99
Employee share purchase plan	253,964	20	316,286	24		309,221	23
	405,281,960	$7,828	406,509,981	$7,808		402,736,439	$7,537
Purchase of common shares for cancellation	(3,337,300)	(64)	(2,025,000)	(39)		–	–
Treasury shares	15,142	1	(43)	–	(2)	(8,050)	–	(2)
Balance at end of period	401,959,802	$7,765	404,484,938	$7,769		402,728,389	$7,537
(1)	Commencing with the January 28, 2013 dividend payment, shares distributed under the Shareholder Investment Plan were acquired in the open market.
(2)	Due to rounding.

Regulatory capital and ratios

Our capital ratios and assets-to-capital multiple (ACM) are presented in the following table:

$ millions, as at	2013 (1) Jan. 31	2012 (1) Oct. 31
Basel III - Transitional basis
Common Equity Tier 1 capital	$15,556	n/a
Tier 1 capital	16,718	n/a
Total capital	20,689	n/a
Risk-weighted assets (RWA)	134,821	n/a
Common Equity Tier 1 ratio	11.5%	n/a
Tier 1 capital ratio	12.4%	n/a
Total capital ratio	15.3%	n/a
ACM	17.9	x	n/a
Basel III - All-in-basis
Common Equity Tier 1 capital	$12,077	n/a
Tier 1 capital	15,179	n/a
Total capital	19,352	n/a
RWA	126,366	n/a
Common Equity Tier 1 ratio	9.6%	n/a
Tier 1 capital ratio	12.0%	n/a
Total capital ratio	15.3%	n/a
Basel II
Tier 1 capital	n/a	$15,940	(2)
Total capital	n/a	19,924	(2)
RWA	n/a	115,229
Tier 1 capital ratio	n/a	13.8%
Total capital ratio	n/a	17.3%
ACM	n/a	17.4	x
(1)	Capital measures for fiscal year 2013 are based on Basel III and prior period are based on Basel II.
(2)	The Tier 1 capital and Total capital incorporate OSFI’s IFRS transitional relief election.
n/a	Not applicable.

During the quarter we have complied with all of our regulatory capital requirements.

8.	Post-employment benefit expense

$ millions, for the three months ended	2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Defined benefit plans
Pension plans	$35	$30	$33
Other post-employment plans	9	9	8
Total net defined benefit expense	$44	$39	$41
Defined contribution plans
CIBC’s pension plans	$3	$2	$3
Government pension plans (1)	21	20	20
Total defined contribution expense	$24	$22	$23
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CIBC FIRST QUARTER 2013	47

9.	Income taxes

Deferred income tax assets and liabilities

As at January 31, 2013, we had available gross deferred income tax assets of $467 million (October 31, 2012: $457 million) and gross deferred income tax liabilities of $36 million (October 31, 2012: $37 million).

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011 (and reconfirmed on July 5, 2012), in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada struck certain portions of the replies and directed the Crown to submit amended replies. Both the Crown and CIBC appealed the ruling to the Federal Court of Appeal, and the appeal was heard on November 21, 2012. A decision has not yet been rendered.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $187 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

10.	Earnings per share

$ millions, except number of shares and per share amounts, for the three months ended	2013 Jan. 31	2012 Oct. 31	2012 Jan. 31
Basic EPS
Net income attributable to equity shareholders	$796	$850	$832
Less: Preferred share dividends and premiums	25	29	56
Net income attributable to common shareholders	$771	$821	$776
Weighted-average common shares outstanding (thousands)	403,332	405,404	401,099
Basic EPS	$1.91	$2.02	$1.94
Diluted EPS
Net income attributable to diluted common shareholders	$771	$821	$776
Weighted-average common shares outstanding (thousands)	403,332	405,404	401,099
Add: Stock options potentially exercisable (1) (thousands)	438	440	514
Weighted-average diluted common shares outstanding (thousands)	403,770	405,844	401,613
Diluted EPS	$1.91	$2.02	$1.93
(1)	Excludes average options outstanding of 346,801 (October 31, 2012: 1,251,523; January 31, 2012: 1,537,948) with a weighted-average exercise price of $95.62 (October 31, 2012: $83.73; January 31, 2012: $82.33) for the quarter ended January 31, 2013, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

11.	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period.

Amounts are accrued if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The following developments occurred during the quarter:

•

We recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.

•	In Green v. Canadian Imperial Bank of Commerce, et al., the plaintiffs filed an appeal to the Ontario Court of Appeal which will be heard in May 2013.
•	In Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc., the plaintiffs filed an appeal to the Ontario Divisional Court, which will be heard in February 2013.
•	In the mortgage prepayment class actions, the motion for class certification in Sherry v. CIBC Mortgages Inc. is scheduled to be heard in August 2013.
•

Four additional proposed class actions (Fuze Salon v. BofA Canada Bank, et al., 1023926 Alberta Ltd. v. Bank of America Corporation, et al., The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al., Hello Baby Equipment Inc. v. BofA Canada Bank, et al.) were commenced in western Canada against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of merchants who accepted payment by Visa or MasterCard from 2001 to present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. These matters are similar to previously filed and disclosed proposed class actions relating to default interchange rates and merchant discount fees.

48	CIBC FIRST QUARTER 2013

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2012 annual consolidated financial statements, and no significant new matters have arisen during the quarter ended January 31, 2013.

12.	Segmented information

CIBC has three strategic business units (SBUs) – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly FirstCaribbean International Bank Limited, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Jan. 31	Net interest income (1)	$1,461	$47	$343	$4	$1,855
2013	Non-interest income	525	465	219	117	1,326
	Intersegment revenue (2)	79	(80)	1	–	–
	Total revenue (1)	2,065	432	563	121	3,181
	Provision for credit losses	241	–	10	14	265
	Amortization (3)	22	3	1	56	82
	Other non-interest expenses	999	312	444	150	1,905
	Income (loss) before income taxes	803	117	108	(99)	929
	Income taxes (1)	192	27	17	(105)	131
	Net income	$611	$90	$91	$6	$798
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$2	$2
	Equity shareholders	611	90	91	4	796
	Average assets (4)	$251,786	$4,015	$125,734	$20,778	$402,313
Oct. 31 (5)	Net interest income (1)	$1,462	$46	$321	$19	$1,848
2012	Non-interest income	498	451	253	109	1,311
	Intersegment revenue (2)	76	(77)	1	–	–
	Total revenue (1)	2,036	420	575	128	3,159
	Provision for credit losses	255	–	66	7	328
	Amortization (3)	22	2	1	58	83
	Other non-interest expenses	1,008	306	262	170	1,746
	Income (loss) before income taxes	751	112	246	(107)	1,002
	Income taxes (1)	182	28	53	(113)	150
	Net income	$569	$84	$193	$6	$852
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$2	$2
	Equity shareholders	569	84	193	4	850
	Average assets (4)	$251,939	$3,960	$125,467	$19,726	$401,092
Jan. 31	Net interest income (1)	$1,445	$48	$262	$87	$1,842
2012	Non-interest income	513	458	233	111	1,315
	Intersegment revenue (2)	71	(71)	–	–	–
	Total revenue (1)	2,029	435	495	198	3,157
	Provision for credit losses	281	–	26	31	338
	Amortization (3)	22	2	1	66	91
	Other non-interest expenses	974	310	288	128	1,700
	Income (loss) before income taxes	752	123	180	(27)	1,028
	Income taxes (1)	185	23	47	(62)	193
	Net income	$567	$100	$133	$35	$835
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$3	$3
	Equity shareholders	567	100	133	32	832
	Average assets (4)	$255,441	$4,058	$111,209	$25,414	$396,122
(1)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $92 million for the three months ended January 31, 2013 ($92 million and $57 million for the three months ended October 31, 2012 and January 31, 2012, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain amounts have been reclassified to conform to the presentation adopted in the current period.

CIBC FIRST QUARTER 2013	49

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-5093, fax 416-980-5028, or e-mail: geoffrey.weiss@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s first quarter conference call with analysts and investors will take place on Thursday, February 28, 2013 at 7:30 a.m. (ET). The call will be available in English (416-340-2217 in Toronto, or toll-free 1-866-696-5910, passcode 3201624# throughout the rest of North America) and French (514-861-2255 in Montreal, or toll-free 1-877-405-9213, passcode 6704753#). A telephone replay of the conference call will be available in English and French until midnight (ET) March 14, 2013. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 9718152#). To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 2521553#.

Audio Webcast: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, February 28, 2013 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 25, 2013 in Ottawa, Ontario.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@canstockta.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact CIBC Mellon Trust at 416-682-3860, or toll-free at 1-800-387-0825, or fax 1-888-249-6189.

PRICE OF COMMON SHARES

ISSUED UNDER THE

SHAREHOLDER INVESTMENT PLAN

Dates issued	Share purchase option	Dividend reinvestment & stock dividend options

Nov. 1/12	$78.29

Dec. 3/12	$80.02

Jan. 2/13	$81.39

Jan. 28/13		$84.08

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211

www.cibc.com